NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ANNOUNCES UNAUDITED FINANCIAL AND OPERATING RESULTS
FOR YEAR ENDED DECEMBER 31, 2007
(Calgary, March 4, 2008) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to report operating and financial results for the fourth quarter and year ended December 31, 2007.
Year 2007 Overview
This year Pengrowth completed a significant transformation as we directed considerable activities towards the successful integration of our new acquisitions including Esprit Energy Trust and Carson Creek in the latter half of 2006 and the ConocoPhillips properties acquisition in early 2007. We also completed a targeted rationalization program of $476 million of non-core assets aimed at building the best asset base in the energy trust sector. Our team’s efforts in realizing value for our unitholders were rewarded with robust financial results and strong operational performance.
2007 and Fourth Quarter Highlights:
•	Oil and gas sales increased 42 percent to $1.7 billion dollars in 2007 due to higher production volumes and higher average realized prices. In the fourth quarter, oil and gas sales were $425 million, an increase of one percent from the third quarter and 21 percent from the same quarter in 2006.

Production for 2006 averaged 87,401 barrels of oil equivalent (boe) per day, a 39 percent increase over 2006. The increase is primarily due to a full year of production from the Esprit and Carson Creek acquisitions, and production from the CP properties after the January 22, 2007 closing. Fourth quarter production averaged 84,331 boe per day, virtually unchanged from the third quarter and an increase of nine percent from the fourth quarter in 2006. The higher production levels compared to the prior year reflect the CP properties acquisition and development activities, partially offset by natural production declines and divestment activities.

Cash flows from operating activities in 2007 increased from the prior year by 44 percent to $800.3 million reflecting the higher production and sales prices. Fourth quarter cash flows from operating activities was $196.3 million, representing a decrease of 10 percent from the third quarter and an increase of 115 percent from the fourth quarter in 2006. The decrease from the third quarter is mainly as a result of higher operating, royalty, administrative and interest costs incurred. The 115 percent increase in the fourth quarter of 2007 from the fourth quarter in 2006 is primarily due to higher production volumes, higher realized prices and the unfavourable impact on working capital in the prior year.

•	Distributions declared to unitholders reached an all time high of $706.6 million, an increase of 26 percent when compared to $559.1 million in 2006. For the full year in 2007, distribution declared totaled $2.875 per trust unit. Distributions declared to unitholders totaled 88 percent of its cash flows from operating activities and 85 percent in the fourth quarter.

•	During 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis at an interest rate of 6.35 percent due in 2017.

•	Net income increased 37 percent to $359.7 million for 2007 compared to 2006. The increase was due to higher oil and gas sales, partly offset by higher royalties, operating expenses and general and administrative costs. In addition to the above cash items, net income was significantly effected by certain non-cash items including a $296.6 million increase in depletion, depreciation and accretion expenses, and $122.3 million of unrealized commodity risk management losses, offset by $264.6 million future tax recovery recorded in 2007 due to the enactment of the previously announced tax on income trusts, asset dispositions during the second half of 2007 and a reduction in the federal income tax rate.

During 2007, Pengrowth’s average realized price was $53.90 per boe (after commodity risk management) compared to an average price of $52.88 per boe in 2006. Prices for liquids were higher year over year while there was a decrease in natural gas prices. For the fourth quarter, average realized prices were $54.58 per boe (after commodity risk management) up two percent from the third quarter and 11 percent from the same quarter last year. These increases largely reflect a higher commodity price environment for oil and NGL’s while natural gas has remained relatively stable in the fourth quarter of 2006.

Operating netbacks (after commodity risk management) increased three percent in 2007 to $30.40 per boe, largely driven by higher realized prices partially offset by higher operating costs. For the fourth quarter, operating netbacks were $29.56 per boe down from the previous quarter by nine percent and an increase of 22 percent from the fourth quarter of 2006. The fourth quarter netbacks were lower than the third quarter largely due to higher operating costs and royalties.

Pengrowth’s development capital, excluding acquisitions, in 2007 totaled $283 million, resulting in a finding and development cost of $17.44 per boe, including future development costs. Including acquisitions, Pengrowth replaced 169 percent of its production on a proved plus probable basis at a cost of $18.97 per boe, including future development costs. During the year, Pengrowth participated in 511 gross (175 net) wells with a 97 percent success rate.

Pengrowth completed asset sales for proceeds of $476 million ($459 million net of adjustments) in 2007. The assets disposed were non-core assets identified following the acquisitions of the CP properties and Esprit Trust.
The following discussion of financial results should be read in conjunction with the unaudited consolidated Financial Statements for the year ended December 31, 2007 of Pengrowth Energy Trust and is based on information available to March 3, 2008. All amounts are stated in Canadian dollars unless otherwise specified.

Summary of Financial and Operating Results

	Three Months ended December 31			Twelve Months ended December 31
(thousands, except per unit amounts)	2007	2006	% Change	2007	2006	% Change

INCOME STATEMENT
Oil and gas sales	$425,249	$350,908	21	$1,722,038	$1,214,093	42
Net income	$(3,665)	$3,310	(211)	$359,652	$262,303	37
Net income per trust unit	$(0.01)	$0.01	(200)	$1.47	$1.49	(1)

CASH FLOW
Cash flows from operating activities	$196,325	$91,237	115	$800,344	$554,368	44
Cash flows from operating activities per trust unit	$0.80	$0.41	95	$3.26	$3.15	3

Distributions declared	$166,631	$185,651	(10)	$706,601	$559,063	26
Distributions declared per trust unit	$0.675	$0.75	(10)	$2.875	$3.00	(4)

Ratio of distributions declared over cash flows from operating activities	85%	203%		88%	101%

Capital expenditures	$95,743	$121,781	(21)	$309,708	$300,809	3
Capital expenditures per trust unit	$0.39	$0.55	(29)	$1.26	$1.71	(26)

BALANCE SHEET
Working capital(1)				$(189,603)	$(160,949)	18
Property, plant and equipment				$4,306,682	$3,741,602	15
Long term debt				$1,203,236	$604,200	99
Trust unitholders’ equity				$2,756,220	$3,049,677	(10)
Trust unitholders’ equity per trust unit				$11.17	$12.50	(11)

Currency (U.S.$/Cdn $) (closing rate at year end)				1.0088	0.8581

Weighted average number of trust units outstanding	246,513	220,734	12	245,470	175,871	40
Number of trust units outstanding at year end				246,846	244,017	1

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	25,892	25,000	4	26,327	21,821	21
Heavy oil (barrels)	7,434	4,695	58	7,168	4,964	44
Natural gas (mcf)	250,117	234,050	7	266,980	175,578	52
Natural gas liquids (barrels)	9,319	8,910	5	9,409	6,774	39
Total production (boe)	84,331	77,614	9	87,401	62,821	39

TOTAL PRODUCTION (mboe)	7,758	7,141	9	31,901	22,930	39

PRODUCTION PROFILE
Crude oil	31%	32%		30%	35%
Heavy oil	9%	6%		8%	8%
Natural gas	49%	50%		51%	46%
Natural gas liquids	11%	12%		11%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$73.69	$60.35	22	$71.88	$66.85	8
Heavy oil (per barrel)	$45.47	$37.61	21	$44.53	$42.26	5
Natural gas (per mcf)	$6.90	$7.12	(3)	$7.29	$7.22	1
Natural gas liquids (per barrel)	$67.64	$52.69	28	$58.86	$57.11	3
Average realized price per boe	$54.58	$49.24	11	$53.90	$52.88	2

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				124,188	112,388	10
Heavy oil (mbbls)				21,792	18,336	19
Natural gas (bcf)				870	827	5
Natural gas liquids (mbbls)				28,994	29,142	(1)
Total oil equivalent (mboe)				319,921	297,774	7

SUMMARY OF TRUST UNIT TRADING
NYSE- PGH ($U.S.)
High	$19.21	$20.25		$19.85	$25.15
Low	$17.30	$14.78		$15.82	$14.78
Close	$17.77	$17.21		$17.77	$17.21
TSX — PGF.UN ($Cdn) (2)
High	$18.68	$22.69		$21.04	$26.11
Low	$17.00	$16.81		$16.92	$16.81
Close	$17.62	$19.94		$17.62	$19.94

(1)	Prior year restated to conform to presentation adopted in current year.

(2)	July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units (with the exception of Class A trust units held by residents of Canada who provided an election), the Class A trust units were delisted from the Toronto Stock Exchange and the Class B trust units were renamed as Trust units and their trading symbol changed to PGF.UN.

Summary of Trust Unit Trading Data

						Value
		High	Low	Close	Volume (000s)	($ millions)
TSX — PGF.UN($ Cdn)
2007	1st quarter	20.85	18.62	19.45	37,742	744.8
	2nd quarter	21.04	18.82	20.27	28,348	561.5
	3rd quarter	20.70	16.92	18.64	27,970	524.5
	4th quarter	18.68	17.00	17.62	23,559	423.1
	Year	21.04	16.92	17.62	117,619	2,253.9

2006	1st quarter	—	—	—	—	—
	2nd quarter	—	—	—	—	—
	3rd quarter *	26.11	21.02	21.94	29,262	708.0
	4th quarter	22.69	16.81	19.94	75,576	1,505.0
	Year	26.11	16.81	19.94	104,838	2,213.0

NYSE- PGH ($ U.S.)
2007	1st quarter	17.96	15.82	16.87	26,633	449.1
	2nd quarter	19.84	16.45	19.09	23,668	428.6
	3rd quarter	19.85	16.25	18.84	19,284	346.9
	4th quarter	19.21	17.30	17.77	13,980	256.4
	Year	19.85	15.82	17.77	83,565	1,481.0

2006	1st quarter	25.15	21.50	23.10	13,421	316.2
	2nd quarter	25.00	21.85	24.09	14,277	337.0
	3rd quarter	24.95	18.90	19.62	27,359	604.0
	4th quarter	20.25	14.78	17.21	55,108	955.6
	Year	25.15	14.78	17.21	110,165	2,212.8

TSX — PGF.A($ Cdn)
2007	1st quarter	—	—	—	—	—
	2nd quarter	—	—	—	—	—
	3rd quarter	—	—	—	—	—
	4th quarter	—	—	—	—	—
	Year	—	—	—	—	—

2006	1st quarter	28.96	24.96	26.88	1,244	33.8
	2nd quarter	28.50	24.20	26.70	1,810	47.6
	3rd quarter *	28.25	24.95	25.30	4,297	110.6
	4th quarter	—	—	—	—	—
	Year	28.96	24.20	25.30	7,351	192.0

TSX — PGF.B($ Cdn)
2007	1st quarter	—	—	—	—	—
	2nd quarter	—	—	—	—	—
	3rd quarter	—	—	—	—	—
	4th quarter	—	—	—	—	—
	Year	—	—	—	—	—

2006	1st quarter	24.50	20.71	23.32	18,338	420.1
	2nd quarter	26.05	22.41	26.05	18,982	459.6
	3rd quarter *	27.25	24.84	25.31	14,226	364.0
	4th quarter	—	—	—	—	—
	Year	27.25	20.71	25.31	51,546	1,243.7

*	On July 27, 2006, Pengrowth’s Class A trust units and Class B trust units were consolidated into a single class of trust units pursuant to which the Class A trust units were delisted from the Toronto Stock Exchange, Class A trust units were converted into Class B trust units (with the exception of Class A trust units held by residents of Canada who elected to retain their Class A trust units) and the Class B trust units were renamed as trust units and their trading symbol changed to PGF.UN.

The following discussion of financial results should be read in conjunction with the unaudited consolidated Financial Statements for the year ended December 31, 2007 of Pengrowth Energy Trust and is based on information available to March 3rd, 2008.
Frequently Recurring Terms
For the purposes of this discussion, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this discussion: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this discussion include, but are not limited to, statements with respect to: reserves, 2008 production, production additions from Pengrowth’s 2008 development program, royalty obligations, 2008 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, proceeds from the disposal of properties and the impact of the changes to the Canadian tax legislation as details have yet to be provided. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this discussion are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
Non-GAAP Financial Measures
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Historically, we used non-GAAP measures such as funds generated from operations, funds generated from operations per trust unit, distributable cash, distributable cash per trust unit and payout ratio because we believe they facilitate the understanding of the results of our operations and financial position. In response to guidance from the Canadian Institute of Chartered Accountants (CICA) and the Canadian Securities Administrators (CSA), we are now using the GAAP measure cash flow from operating activities instead of funds generated from operations. The principal difference is that cash flow from operating activities includes changes in non-cash working capital. We have discontinued the use of distributable cash and distributable cash per trust unit.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash can also be determined when it is compared to the difference in cash provided by operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Conversion and Currency
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice. All amounts are stated in Canadian dollars unless otherwise specified.
2007 OVERVIEW
Pengrowth generated cash flow from operating activities of $800.3 million in 2007, a 44 percent increase from the prior year’s cash flow of $554.4 million. The increase is mainly attributable to higher production volumes from the ConocoPhillips (CP properties) acquisition completed at the beginning of 2007 and a full year’s production from the Carson Creek and Esprit Trust acquisitions which closed in the third and fourth quarter of 2006, respectively. Higher realized crude oil prices and favourable results from Pengrowth’s risk management program for natural gas have also contributed to the increase in cash flow from operating activities in 2007. Partially offsetting the above were the unfavourable impact on production volumes from non-core property dispositions, increased operating costs, and general and administrative expenses mainly due to the recent acquisitions, higher interest costs and losses on crude oil risk management activities.
In accordance with Canadian GAAP, Pengrowth includes certain non-cash items in the financial statements which significantly impact the calculation of net income. The recognition of these non-cash items can cause net income to vary from period to period. Pengrowth reported a net loss of $3.7 million in the fourth quarter of 2007 compared to net income of $161.5 million in the third quarter of 2007 and $3.3 million of net income in the fourth quarter 2006. A lower operating netback and an unrealized mark-to-market loss on commodity risk management contracts of $136.6 million, partially offset by a future tax reduction of $89.2 million were the main reasons for the reduction in net income from the third quarter of 2007. The decrease is also partly attributable to Pengrowth recording a lower unrealized foreign exchange gain of $5.7 million on its foreign denominated debt in the fourth quarter compared to a $40.8 million unrealized foreign exchange gain in the third quarter of 2007.
On a year-over-year basis, net income increased by 37 percent in 2007 to $359.7 million compared to $262.3 million in 2006. This increase is primarily due to higher production volumes, higher operating netbacks in 2007, recognizing a future income tax reduction and an unrealized foreign exchange gain on foreign denominated debt, partially offset by significant unrealized losses on risk management contracts ($130.4 million) and an increase in depreciation expense.
The strengthening Canadian dollar relative to the U.S. dollar has offset some of the effects of rising crude oil prices, which are typically quoted in U.S. dollars. Although the price of crude oil in U.S. dollars has increased nine percent in 2007 compared to 2006, using the West Texas Intermediate benchmark price as a basis, the Canadian dollar equivalent has only increased three percent. As a result, Pengrowth’s average realized crude oil price did not fully reflect the impact of record high benchmark crude oil prices in 2007. Pengrowth’s commodity risk management activities have mitigated some of the effects of the strengthening Canadian dollar by fixing the Canadian dollar exchange rate on crude oil commodity contracts.
The strengthening Canadian dollar had a favourable impact on financial results related to Pengrowth’s foreign denominated debt in 2007. During the year, Pengrowth recognized unrealized foreign exchange gains of $57.8 million (2006 — $0.5 million unrealized foreign exchange loss) and $16.1 million (2006 – nil) on the U.S. dollar term debt and the U.K. Pound Sterling term debt respectively.
RESULTS OF OPERATIONS
Production
Average daily production increased 39 percent to 87,401 boe per day in 2007, compared to 2006. The increase is primarily due to the CP properties acquisition and the inclusion of a full year of production from the Carson Creek and Esprit Trust acquisitions completed late in the third and fourth quarters of 2006, respectively and contributions from ongoing development activities, partially offset by dispositions of non-core properties. The fourth quarter of 2007 saw a slight decrease from the third quarter of 2007 due primarily to operational outages at the Quirk Creek Gas Plant that affected natural gas production.
At this time, Pengrowth anticipates 2008 full year production of 80,000 to 82,000 boe per day. This estimate excludes the impact from any potential future acquisitions or dispositions.
Daily Production

	Three months ended			Twelve months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light crude oil (bbls)	25,892	24,903	25,000	26,327	21,821
Heavy oil (bbls)	7,434	7,205	4,695	7,168	4,964
Natural gas (mcf)	250,117	261,976	234,050	266,980	175,578
Natural gas liquids (bbls)	9,319	9,883	8,910	9,409	6,774

Total boe per day	84,331	85,654	77,614	87,401	62,821

Light crude oil production volumes increased 21 percent year-over-year mainly the result of a full year’s production from the Esprit Trust and Carson Creek acquisitions and nearly a full year from the CP properties. Total additional production from the acquisitions added approximately 7,000 bbls per day, which was partially offset by divestments and natural declines. The fourth quarter of 2007 was four percent higher than the third quarter of 2007 due to increased light crude sales from Judy Creek and Swan Hills.

Heavy oil production increased 44 percent year-over-year and 58 percent in the fourth quarter of 2007 in comparison to the same period of 2006. The addition of approximately 2,900 bbls per day for the full year from the Jenner property acquired as part of the CP properties acquisition were partially offset by production declines and property divestments.
Natural gas production increased 52 percent year-over-year. Additional volumes from acquisitions, development activities, in particular new production from coalbed methane wells and a compression project completed at the Sable Offshore Energy Project (SOEP), combined to offset decreases due to non-core property divestments and natural declines. The five percent decrease in production in the fourth quarter compared to the third quarter of 2007 was due to plant outages at the Quirk Creek Gas Plant as well as operational outages at SOEP for subsea maintenance work; the decrease was partially offset by higher gas sales at Judy Creek and new wells on production in Cactus Lake. Fourth quarter production increased seven percent compared to the same time period of 2006 due to additional volumes from the CP properties and the SOEP compression project, partially offset by natural production decline and operational outages experienced in the fourth quarter of 2007.
Natural gas liquids (NGLs) production increased 39 percent year-over-year primarily due to acquisitions partially offset by natural production declines. Fourth quarter production decreased slightly due to one less condensate shipment at SOEP as compared to the third quarter 2007. The five percent increase in production compared to the fourth quarter of 2006, is mainly due to acquisitions, higher sales at Judy Creek due to less solvent demand partially offset by one less condensate shipment at SOEP and natural declines.
Pricing and Commodity Risk Management
Compared to the previous year, higher U.S. dollar benchmark prices for crude oil and liquids were offset by lower natural gas market prices and the strengthening of the Canadian (Cdn) dollar.
As part of our financial management strategy, Pengrowth uses forward price swap to manage its exposure to commodity price fluctuations, to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Thus, in conjunction with the CP properties acquisition, Pengrowth increased the volume of commodity price risk management contracts. As of December 31, 2007, Pengrowth has contracts for 2008 and 2009 for approximately 17,300 bbls per day and 6,000 bbls per day of crude oil and 95,000 mcf per day and 49,000 mcf per day of natural gas, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $8.5 million change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $26.3 million change in the value of the natural gas contracts. The potential changes in the fair value of the contracts would directly affect net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when the contract is settled. Pengrowth has hedged the Canadian dollar exchange rate at the same time that it hedges any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
In prior periods, hedge accounting was followed for commodity risk management contracts entered into prior to May 2006 and therefore recording of these contracts at fair value was not required by GAAP. Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore must record these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuates, however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income.

Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light crude oil (per bbl)	82.31	76.87	60.94	72.93	68.83
after realized commodity risk management	73.69	75.10	60.35	71.88	66.85
Heavy oil (per bbl)	45.47	47.30	37.61	44.53	42.26
Natural gas (per mcf)	6.20	5.54	6.82	6.71	7.08
after realized commodity risk management	6.90	6.67	7.12	7.29	7.22
Natural gas liquids (per bbl)	67.64	61.69	52.69	58.86	57.11

Total per boe	55.16	50.40	48.52	52.46	53.18
after realized commodity risk management	54.58	53.34	49.24	53.90	52.88

Benchmark prices
WTI oil (U.S.$ per bbl)	90.71	75.25	60.17	72.12	66.25
AECO spot gas (Cdn$ per gj)	5.69	5.32	6.36	6.27	6.70
NYMEX gas (U.S.$ per mmbtu)	6.97	6.16	6.56	6.86	7.24
Currency (U.S. $/Cdn$)	1.02	0.96	0.88	0.93	0.88

Realized Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light crude oil ($ millions)	(20.5)	(4.1)	(1.4)	(10.1)	(15.8)
Light crude oil ($ per bbl)	(8.62)	(1.77)	(0.59)	(1.05)	(1.98)
Natural gas ($ millions)	16.0	27.2	6.5	56.1	8.8
Natural gas ($ per mcf)	0.70	1.13	0.30	0.58	0.14

Combined ($ millions)	(4.5)	23.1	5.1	46.0	(7.0)
Combined ($ per boe)	(0.58)	2.94	0.72	1.44	(0.30)

Commodity price contracts in place at December 31, 2007 are detailed in Note 19 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as a net liability of $85.2 million at year end. An unrealized loss of $122.3 million resulting from the change in fair value from January 1 to December 31, 2007 has been recognized in the statement of income compared to an unrealized gain of $26.5 million in the prior year.
Oil and Gas Sales – Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of		% of	Dec 31,	% of	Dec 31,	% of
Sales Revenue	2007	total	2007	total	Dec 31, 2006	total	2007	total	2006	total

Light crude oil	175.6	41	172.0	41	138.8	40	690.8	40	532.4	44
Natural gas	158.8	37	160.8	38	153.3	44	710.1	41	462.4	38
Natural gas liquids	57.9	14	56.1	13	43.2	12	202.1	12	141.2	12
Heavy oil	31.1	8	31.4	8	16.3	4	116.5	7	76.6	6
Brokered sales/sulphur	1.8	—	0.4	—	(0.7)	—	2.5	—	1.5	—

Total oil and gas sales	425.2		420.7		350.9		1,722.0		1,214.1

Oil and Gas Sales – Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, on a year-over-year basis.

($ millions)	Light oil	Natural gas	NGL	Heavy oil	Other	Total

Year ended December 31, 2006	532.4	462.4	141.2	76.6	1.5	1,214.1
Effect of change in product prices	39.4	(36.1)	6.0	5.9	—	15.2
Effect of change in sales volumes	113.2	236.2	54.9	34.0	—	438.3
Effect of change in realized commodity risk management activities	5.7	47.3	—	—	—	53.0
Other	0.1	0.3	—	—	1.0	1.4

Year ended December 31, 2007	690.8	710.1	202.1	116.5	2.5	1,722.0

Processing and Other Income

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Processing, interest & other income	4.1	6.8	6.2	20.6	18.8
$ per boe	0.53	0.85	0.86	0.64	0.82
Processing, interest and other income is primarily derived from fees charged for processing and gathering third party gas, road use and oil and water processing.
This income represents the partial recovery of operating expenses reported separately.
Royalties

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Royalty expense	85.4	68.3	73.1	319.3	241.5
$ per boe	11.01	8.67	10.23	10.01	10.53

Royalties as a percent of sales	20.0%	16.2%	20.8%	18.5%	19.9%
Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for 2007 is lower than 2006 primarily from the inclusion of the CP properties which have a lower average royalty rate. Fourth quarter 2007 royalty expense was higher compared to the third quarter as favourable adjustments in the third quarter which included a $3.7 million refund for the overpayment of royalties at SOEP based on the finalization of the 2006 annual royalty return and a one time credit of $1.6 million for reducing sulphur emissions at Judy Creek were not repeated.
The outlook for 2008 is for royalties to be approximately 20 percent of Pengrowth’s sales. The Alberta Government unveiled proposed changes to the methodology it uses to calculate royalties that if passed would become effective in 2009. At this time, based on the January 2008 price assumptions of GLJ Petroleum Consultants, Pengrowth anticipates that the royalty rate would increase to between 22 and 24 percent.
Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Operating expenses	103.8	89.6	99.7	406.5	270.5
$ per boe	13.38	11.38	13.97	12.74	11.80

Operating expenses increased 16 percent from the third quarter of 2007 or 18 percent on a per boe basis. The increase is primarily due to higher maintenance activity at Red Earth, Jenner and Goose River ($5 million), and finalizing Harmattan joint venture billings with the operator ($5 million). Expenses for the fourth quarter of 2007 compared to the same period of 2006 increased $4 million, or a decrease of four percent on a per boe basis. The additional operating expenses related to the CP properties ($26 million) were offset by lower utility and maintenance costs ($13 million) as well as the absence of costs relating to divested properties. In comparing year-over-year, operating expenses increased 50 percent or $136 million, which was an eight percent increase on a per boe basis. Primarily the increase is due to the addition of the CP properties ($84 million) and full year inclusion of Esprit Trust ($39 million) and Carson Creek ($15 million). In addition, increased operations personnel, higher maintenance at Weyburn and a planned maintenance shutdown at the Quirk Creek Gas Plant in June 2007 were partly offset by lower utility costs at Judy Creek, Tangleflags and Nipisi.
Operating expenses include costs incurred to earn processing and other income which are reported separately.
Operating costs are expected to decrease slightly for the full year 2008; however per unit operating costs are estimated to increase to approximately $13.20 per boe, a four percent increase from full year 2007. The expected increase in per unit costs results from the relatively high percentage of fixed costs combined with the lower estimated production levels. In addition, operating costs at our light oil properties tend to be higher which are somewhat offset by higher netbacks and a longer reserve life.
Net Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Net operating expenses	99.7	82.8	93.5	385.9	251.7
$ per boe	12.85	10.53	13.11	12.10	10.98

Included in the table above are operating expenses net of the previously reported processing and other income.
Transportation Costs

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Light oil transportation	1.2	1.2	0.5	3.5	2.0
$ per bbl	0.49	0.49	0.21	0.37	0.25
Natural gas transportation	2.1	2.5	1.8	9.1	5.6
$ per mcf	0.09	0.10	0.09	0.09	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Oil transportation costs increased year-over-year due to the additional transportation incurred related to the CP properties; which Pengrowth began marketing in June 2007. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Purchased and capitalized	8.1	7.4	9.4	26.1	34.6
Amortization	7.5	8.5	9.3	34.1	34.6

The cost of injectants (primarily natural gas and ethane) purchased for injection in miscible flood programs is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2006 and 2007 is amortized over a 24 month period. As of December 31, 2007, the balance of unamortized injectant costs was $27.3 million.
The amount purchased and capitalized was lower year-over-year due to timing of the program. It is expected that the program will require additional injectants in upcoming quarters and therefore higher amounts will be purchased as shown by the increase in the fourth quarter 2007 over third quarter 2007. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.
Pengrowth recorded an average operating netback of $29.56 per boe in the fourth quarter of 2007 compared to $32.66 per boe in the third quarter of 2007 and $24.17 per boe for the fourth quarter of 2006. The decrease in the netback in the fourth quarter compared to the third quarter of 2007 was a result of an increase in royalties and operating costs. The increase over the fourth quarter of 2006 is mainly due to higher liquids realizations partially offset by royalties. The increase from year-over-year is a result of higher combined commodity prices and lower royalties which were partially offset by higher operating costs.
The sales price used in the calculation of operating netbacks is after realized commodity risk management.

	Three months ended			Twelve Months Ended
Combined Netbacks ($ per boe)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	54.58	53.34	49.24	53.90	52.88
Other production income	0.23	0.05	(0.09)	0.08	0.06

	54.81	53.39	49.15	53.98	52.94
Processing, interest and other income	0.53	0.85	0.86	0.64	0.82
Royalties	(11.01)	(8.67)	(10.23)	(10.01)	(10.53)
Operating expenses	(13.38)	(11.38)	(13.97)	(12.74)	(11.80)
Transportation costs	(0.42)	(0.46)	(0.33)	(0.40)	(0.33)
Amortization of injectants	(0.97)	(1.07)	(1.31)	(1.07)	(1.51)

Operating netback	29.56	32.66	24.17	30.40	29.59

	Three months ended			Twelve Months Ended
Light Crude Netbacks ($per bbl)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	73.69	75.10	60.35	71.88	66.85
Other production income	0.36	0.13	(0.31)	0.15	0.13

	74.05	75.23	60.04	72.03	66.98
Processing, interest and other income	0.33	0.77	0.64	0.44	0.58
Royalties	(13.86)	(10.65)	(11.65)	(11.57)	(10.63)
Operating expenses	(15.20)	(16.44)	(17.95)	(14.85)	(13.78)
Transportation costs	(0.49)	(0.49)	(0.21)	(0.37)	(0.25)
Amortization of injectants	(3.14)	(3.69)	(4.08)	(3.54)	(4.35)

Operating netback	41.69	44.73	26.79	42.14	38.55

	Three months ended			Twelve Months Ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	45.47	47.30	37.61	44.53	42.26
Processing, interest and other income	0.19	0.50	0.80	0.27	0.43
Royalties	(5.91)	(6.90)	(5.44)	(5.86)	(4.53)
Operating expenses	(12.92)	(9.43)	(14.06)	(12.71)	(15.16)

Operating netback	26.83	31.47	18.91	26.23	23.00

	Three months ended			Twelve Months Ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	6.90	6.67	7.12	7.29	7.22
Other production income	0.04	—	—	0.01	0.01

	6.94	6.67	7.12	7.30	7.23

Processing, interest and other income	0.14	0.19	0.20	0.16	0.21
Royalties	(1.22)	(0.92)	(1.41)	(1.33)	(1.54)
Operating expenses	(2.02)	(1.48)	(1.90)	(1.92)	(1.65)
Transportation costs	(0.09)	(0.10)	(0.09)	(0.09)	(0.09)

Operating netback	3.75	4.36	3.92	4.12	4.16

	Three months ended			Twelve Months Ended
NGLs Netbacks ($ per bbl)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Sales price	67.64	61.69	52.69	58.86	57.11
Royalties	(23.61)	(18.82)	(16.61)	(18.49)	(20.17)
Operating expenses	(14.29)	(10.96)	(14.00)	(12.65)	(11.12)

Operating netback	29.74	31.91	22.08	27.72	25.82

Interest

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Interest Expense	19.7	19.6	12.8	84.3	32.1

Interest expense remained stable in the fourth quarter compared to the third quarter of 2007. Year-over-year interest expense has more than doubled reflecting a higher average debt level resulting from the CP properties and Esprit Trust acquisitions combined with higher interest rates and standby fees. Interest of $13.9 million on bank indebtedness was incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007. Approximately half of Pengrowth’s outstanding long term debt as at December 31, 2007 incurs interest that is payable in U.S. dollars and therefore the amount of interest payable is subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative (G&A) Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Cash G&A expense	12.4	8.3	11.7	50.5	34.1
$ per boe	1.60	1.05	1.63	1.58	1.49
Non-cash G&A expense	1.8	0.4	(0.3)	5.4	2.5
$ per boe	0.22	0.05	(0.04)	0.17	0.11

Total G&A	14.2	8.7	11.4	55.9	36.6
Total G&A ($ per boe)	1.82	1.10	1.59	1.75	1.60

The cash component of G&A for the fourth quarter of 2007 compared to the third quarter of 2007 increased $4.1 million. This increase is primarily due to higher professional fees ($1.0 million), year-end reserves report ($0.8 million) and $1.0 million for the estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the management agreement. Cash G&A increased $16.4 million year-over-year due to additional salaries and benefits associated with recent acquisitions ($8.3 million), the CP transition services fee ($3.0 million), legal fees associated with ongoing litigation ($1.8 million), professional fees associated with tax matters ($0.9 million), higher rent ($1.8 million) and other professional fees.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s long term incentive programs including trust unit rights and deferred entitlement units. The increase in the non-cash G&A in the fourth quarter compared to the third quarter of 2007 is due to higher Long Term Incentive Program (LTIP) expenses resulting from an improvement in the performance multiplier. The increase year-over-year is due to the higher expense resulting from granting additional trust units under the LTIP as a result of the increased number of employees from recent acquisitions.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $1.80 per boe for full year 2008, which includes non-cash G&A.
Management Fees

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Management Fee	(2.2)	2.8	(0.7)	6.8	9.9
$ per boe	(0.28)	0.36	(0.09)	0.21	0.43

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors comprised of all independent members of the board was formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Management fees are lower in both the fourth quarter of 2007 and full year 2007 compared to the same periods in 2006 due to the performance fee component of the calculation. The performance fee is only paid when a specific rate of return to unitholders is achieved over a three year period. In 2007, the performance fee was significantly reduced due to lower trust unit prices which were partially a result of the government of Canada’s announcement of a new tax on specified investment flow-through (SIFT) trusts.
Management fees are expected to be approximately $0.40 per boe in 2008.
Related Party Transactions
Details of related party transactions undertaken in 2007 and 2006 are provided in Note 17 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2007 also include $1.1 million (2006 — $1.0 million) paid to a law firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby has been granted trust unit rights and deferred entitlement units from time to time, the cost of which are not included in the legal fees.
On January 12, 2006, Pengrowth divested non-core oil and gas properties for consideration of $22 million of cash, prior to adjustments, and approximately eight million shares in Monterey Exploration Ltd., a private oil and gas company. Pengrowth holds approximately 32 percent of the outstanding common shares of Monterey. Currently, a senior officer of the Corporation is a member of the Board of Directors of Monterey. In December 2007, two senior officers of the Corporation directly and indirectly purchased a total of 230,000 shares (2006 — 30,000 shares) of Monterey for a total consideration of $805,000 (2006 — $150,000) in a new share offering marketed by an independent investment dealer. At December 31, 2007, two senior officers of the Corporation directly and indirectly hold 260,000 shares of Monterey.
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the Board, funds can be withheld to fund future capital expenditures, repay debt or other corporate purposes. In the event cash withholdings increased sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
The CP properties acquisition resulted in Pengrowth recording an additional future tax liability of $305.1 million, representing the difference between the tax basis and the fair value assigned to the acquired assets.
Bill C-52 Budget Implementation Act 2007
On October 31, 2006, the federal Minister of Finance (Finance) announced legislative tax proposals which modify the taxation of certain flow-through entities including mutual fund trusts referred to as “specific investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “October 31 Proposals”). The October 31 Proposals apply a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders. The October 31 Proposals became law when Bill C-52 received Royal Assent on June 22, 2007 (the SIFT Legislation).
Pengrowth believes that it is characterized as a SIFT trust and, as a result, is subject to the SIFT Legislation. The SIFT Legislation is to commence January 1, 2007 for all SIFT trusts that begin to be publicly traded after October 31, 2006 and commencing January 1, 2011 for all SIFT trusts that were publicly traded on or before October 31, 2006. Subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”, it is expected that Pengrowth will not be subject to the SIFT Legislation until January 1, 2011.
Pursuant to the SIFT Legislation, commencing January 1, 2011, Pengrowth will not be able to deduct certain of its distributed income (referred to as specified income). Pengrowth will become subject to a distribution tax on this specified income. Based on information released by Finance (including the federal economic update on December 30, 2007), the proposed tax rate in 2011 will be 29.5 percent which is comprised on 16.5 percent federal tax and 13 percent tax rate on account of provincial tax. The federal component of the proposed tax on SIFTs is expected to be 15 percent in 2012 (28 percent total) and thereafter. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
Under the previous provisions of the Tax Act, the Trust could generally deduct in computing its income for a taxation year any amount of income that it distributes to unitholders in the year and, on that basis, the Trust was generally not liable for any material amount of tax.
Pengrowth may lose the benefit of the four year grandfathering period if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $5.7 billion, including outstanding debt, on October 31, 2006 as follows: 40 percent for the period November 1, 2006 to December 31, 2007, 20 percent for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. Pengrowth has issued additional equity after October 31, 2006 of approximately $517 million including the issuance of 21,100,000 trust units on December 8, 2006 for proceeds of $461 million. This will constitute a portion of the 40 percent normal growth limit for the period ending on December 31, 2007. Accordingly, Pengrowth may currently issue approximately $1.8 billion of additional equity without offending the normal growth guidelines and may issue an additional $1.1 billion for each of 2008, 2009 and 2010.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $2.9 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Pengrowth is actively investigating a number of alternative structures and solutions that may mitigate the impact of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the fourth quarter of 2007, Pengrowth recorded a future tax reduction of $89.2 million due to asset dispositions and reduction in enacted rates. Since the October 31 Proposals have received Royal Assent, the tax legislation is considered enacted for accounting purposes. As a result of the enactment of the SIFT tax, the Trust recorded a future income tax reduction of $71 million in the second quarter of 2007 to reflect temporary differences in the Trust.
Other non-recurring items contributing to the reduction in future income taxes in 2007 include the asset disposition program ($68.7 million) and tax rate reductions ($37.5 million).
Foreign Currency Gains & Losses
Pengrowth recorded a $61.9 million net foreign exchange gain in 2007, compared to an immaterial loss in 2006. Included in the gain is a $57.8 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt and a $16.1 million gain for the U.K. Pound Sterling denominated debt using the closing exchange rate at the end of each year. Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. Pound Sterling denominated notes (see Note 9 to the financial statements) by using foreign exchange swaps.
Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars.
Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar. As revenues are based on U.S. dollar benchmarks, a lower U.S. dollar has had a negative impact on oil and gas sales, this is partially offset by a reduction in the U.S. dollar denominated interest cost. (See note 15 to the financial statements.)
Depletion, Depreciation and Accretion

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Depletion and depreciation	156.0	157.5	129.2	639.1	351.6
$ per boe	20.11	19.99	18.09	20.03	15.33
Accretion	6.5	6.2	4.9	25.7	16.6
$ per boe	0.84	0.79	0.68	0.81	0.72

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves. The increase in 2007 rates for depletion, depreciation and accretion is due to the inclusion of the property, plant and equipment from the CP properties, Carson Creek and Esprit Trust acquisitions, over the applicable periods.
Pengrowth’s Asset Retirement Obligations liability increased due to acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Ceiling Test
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. When required the cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2007.
Asset Retirement Obligations
The total future Asset Retirement Obligations (ARO) is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $352 million as at December 31, 2007 (December 31, 2006 — $255 million), based on a total escalated future liability of $2,015 million (December 31, 2006 — $1,530 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2035 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Remediation Trust Funds & Remediation and Abandonment Expense
During 2007, Pengrowth contributed $7.4 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $18.1 million at December 31, 2007.
In 2007 an evaluation was completed on the Judy Creek properties. Pengrowth is currently in discussions with the former owner to determine if the future funding levels for the fund should be maintained or reduced. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.

As an interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2007, Pengrowth spent $11.4 million on abandonment and reclamation (2006 — $9.1 million). Pengrowth expects to spend approximately $18 million for 2008, excluding contributions to remediation trust funds on remediation and abandonment.
Climate Change Programs
In Alberta, climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations, by purchasing Alberta-based credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that collectively exceed the limit by approximately 89,000 tonnes. We are assessing our options and focusing on projects that reduce our greenhouse gas emission footprint. Under the Alberta regulations, if the emissions remain at the current levels, Pengrowth would experience an increase of approximately $0.5 million in annual costs.
In 2007, the Federal Government announced a climate change plan outlining a 20 percent reduction by 2020. Pengrowth is waiting on additional information to assess the impact the plan will have on its operations.
Other Expenses
On a year-over-year basis, other expenses decreased $7.4 million primarily due to the absence of legal fees and the costs associated with the consolidation of Class A and Class B trust units completed in 2006.
Goodwill
As at December 31, 2007, Pengrowth recorded goodwill of $660.6 million, an increase of $62.3 million from December 31, 2006. In accordance with GAAP, Pengrowth recorded goodwill of $62.3 million on the acquisition of the CP properties. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including future income tax liability. Details of the acquisition are provided in Note 4 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2007.
Capital Expenditures
During 2007, Pengrowth spent $283.1 million on development and optimization activities. The largest expenditures were at Judy Creek ($35.0 million), Twining ($17.8 million), Swan Hills ($17.7 million), Carson Creek ($12.4 million), Weyburn ($11.9 million), Monogram ($11.2 million), Tangleflags ($9.7 million), Ghost Pine ($8.7 million), SOEP ($8.2 million), and Mikwan ($7.0 million). In addition to development activities, $26.6 million was spent on office premises and information technology (IT) capital.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Geological and geophysical	5.0	1.8	6.1	12.6	8.9
Drilling and completions	62.1	39.1	83.6	215.4	217.1
Plant and facilities	19.0	10.7	26.6	41.9	56.9
Land purchases	2.7	1.4	5.5	13.2	17.9

Development capital	88.8	53.0	121.8	283.1	300.8
Other capital	6.9	12.7	1.0	26.6	2.6

Total capital expenditures	95.7	65.7	122.8	309.7	303.4

Business acquisitions	(0.6)	0.4	900.7	923.1	1,396.4

Property acquisitions	9.0	—	0.5	9.0	50.3
Proceeds on property dispositions	(23.7)	(163.1)	0.5	(458.8)	(15.2)

Net capital expenditures and acquisitions	80.4	(97.0)	1,024.5	783.0	1,734.9

Pengrowth currently anticipates the 2008 development capital program to be $355 million, which is the largest in Pengrowth’s history and represents an increase in expenditures of approximately 25 percent compared to the 2007 full year spending. In addition, Pengrowth plans to spend $20 million to continue its evaluation of its oilsands asset at Lindbergh and $12 million in building and IT capital.
Reserves
Pengrowth’s 2007 development program resulted in proved plus probable reserve additions of 17.4 million mmboe, resulting in a finding and development cost of $17.44 per boe, including future development costs. Including acquisitions of 36.7 mmboe, finding and development costs were $18.97 per boe on a proved plus probable basis, including future development capital.
Pengrowth reported year-end proved reserves of 241.2 mmboe and proved plus probable reserves of 319.9 mmboe compared to 225.9 mmboe and 297.8 mmboe, respectively at year end 2006. Further details of Pengrowth’s 2007 year-end reserves are provided in the annual report and the AIF.
Acquisitions and Dispositions
On January 22, 2007 Pengrowth closed the acquisition of four subsidiaries of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands (the CP properties) for a purchase price of $1.0375 billion, prior to adjustments. The acquisition of the CP properties was funded in part by the December 8, 2006 equity offering of approximately $461 million with the remainder supported by a $600 million bank credit facility that was repaid on July 13, 2007.
Following the acquisition of the CP properties, Esprit Trust and Carson Creek, Pengrowth completed asset sales for $476 million ($458.8 million net of adjustments) in 2007.
Working Capital
The working capital deficiency increased by $28.7 million from $160.9 million at December 31, 2006 to $189.6 million at December 31, 2007. Most of the increase in the working capital deficiency is attributable to the accounting for risk management contracts, where there is a net current non-cash liability in 2007 in the amount of $62.8 million.
Pengrowth frequently operates with a working capital deficiency, partially due to distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

As at December 31
($ thousands)	2007	2006

Term credit facilities	513,998	257,000
Senior unsecured notes	689,238	347,200
Working capital deficit excluding bank indebtedness (cash and term deposits)(1)	191,620	151,575
Bank indebtedness (cash and term deposits)	(2,017)	9,374

Net debt excluding convertible debentures	1,392,839	765,149

Convertible debentures	75,030	75,127

Net debt including convertible debentures	1,467,869	840,276

Trust unitholders’ equity	2,756,220	3,049,677

Net debt excluding convertible debentures as a percentage of total book capitalization	33.6%	20.1%
Net debt including convertible debentures as a percentage of total book capitalization	34.7%	21.6%

Cash flow from operating activities	800,344	554,368

Net debt excluding convertible debentures to cash flow from operating activities	1.7	1.4
Net debt including convertible debentures to cash flow from operating activities	1.8	1.5

(1)	Prior year restated to conform to presentation adopted in current year.

The $650 million increase in net debt excluding convertible debentures from December 31, 2006 is attributable to funds borrowed for the CP properties acquisition and Pengrowth’s capital program offset by the net proceeds of property dispositions. The net debt to cash flow is higher in 2007 compared to 2006 because 2006 year-end debt levels were lower than normal due to the closing of the December 2006 equity offering which was used to pre-fund a portion of the CP properties acquisition in January, 2007.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could impact our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
On December 14, 2007, Pengrowth announced that it had entered into an equity distribution agreement (the “Equity Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time through the Underwriters over a period of up to 25 months from the date of the Equity Distribution Agreement (the “Equity Distribution Program”). Sales of trust units, if any, pursuant to the Equity Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The trust units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of trust units will be used for development capital and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. No trust units were issued under the Equity Distribution Program during the year ended December 31, 2007.
On June 15, 2007, Pengrowth increased its term credit facility and extended the maturity date to June 16, 2010. At December 31, 2007, Pengrowth maintained a $1.2 billion term credit facility and a $35 million operating line of credit. These facilities were reduced by drawings of $514 million and by $11 million in letters of credit outstanding at year end. Pengrowth remains well positioned to fund its 2008 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2007, Pengrowth had approximately $712 million available to draw from its credit facilities.
On July 26, 2007, Pengrowth closed a U.S. $400 million offering of notes issued on a private placement basis in the United States. The private placement consists of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes.
Pengrowth does not have any off balance sheet financing arrangements.
Pengrowth’s U.S. $600 million senior unsecured notes, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times Earnings Before Income Taxes Depreciation and Amortization (EBITDA) for the last four fiscal quarters

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at December 31, 2007, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures were originally issued on July 28, 2005 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of debentures is convertible at the option of the holder at any time into fully paid Pengrowth trust units at a conversion price of $25.54 per trust unit. The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at December 31, 2007, the principal amount of debentures outstanding was $74.7 million.
Cash Flows and Distributions
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts)	Three months ended			Twelve months ended
	Dec 31, 2007	Sept 30, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006

Cash flows from operating activities	196,325	217,630	91,237	800,344	554,368

Net Income (loss)	(3,665)	161,492	3,310	359,652	262,303

Distributions declared	166,631	172,109	185,651	706,601	559,063
Distributions declared per trust unit	0.675	0.70	0.75	2.875	3.00

Excess (shortfall) of cash flows from operating activities over distributions declared	29,694	45,521	(94,414)	93,743	(4,695)
Per trust unit	0.12	0.19	(0.43)	0.38	(0.03)

Excess (shortfall) of net income over distributions declared	(170,296)	(10,617)	(182,341)	(346,949)	(296,760)
Per trust unit	(0.69)	(0.04)	(0.83)	(1.41)	(1.69)

Ratio of distributions declared over cash flows from operating activities	85%	79%	203%	88%	101%
Distributions typically exceed net income as a result of non-cash expenses such as unrealized losses on commodity risk management contracts; depletion, depreciation and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal is to optimize cash distributions on a per trust unit basis to our unitholders over time while enhancing the value of our trust units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Notwithstanding the fact that distributions may not exceed cash flow from operating activities in most periods, the surplus cash flow is not sufficient to fund the capital spending required to fully replace production. Accordingly, we believe our distributions include a return of capital.
As a result of the depleting nature of Pengrowth’s oil and gas assets, some level of capital expenditures is required to minimize production declines while other capital is required to optimize facilities. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. Forecasted capital spending in 2008 will not be sufficient to replace the oil and gas reserves Pengrowth expects to produce during the year which could impact future distributions. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants and ratios in its borrowings. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to fix the commodity price and mitigate price volatility on a portion of its 2008 and 2009 sales volumes. Details of commodity contracts are contained in Note 19 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely.
During the third quarter, Pengrowth reduced the distribution level by ten percent to Cdn $0.225 per trust unit for the October 15, 2007 distribution. Distributions declared subsequent to October 15, 2007 were also declared at this level. The reduction is to provide additional funds for capital expenditures.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.675 per trust unit as cash distributions during the fourth quarter of 2007 and $2.93 for the full year of 2007.
Taxability of Distributions
The following discussion relates to the taxation of Canadian unitholders only. Cash distributions are comprised of a return of capital portion which is tax deferred and a portion which is taxable income. The return of capital portion reduces the cost base of a unitholders’ trust units for purposes of calculating a capital gain or loss upon ultimate disposition.
In 2007, 95 percent of 2007 distributions and 100 percent of 2008 distributions are anticipated to be taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Tax Act, distributions to U.S. unitholders amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which proposes to increase the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The proposed increase in Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective no earlier than January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax and changes to the tax laws. As of December 14, 2007, Canada completed the steps required to give effect to the Protocol, however the Protocol has not yet been ratified by the U.S. The Protocol will come into effect once it has been ratified by the United Sates and the two countries have formally notified each other that their procedures are complete. Withholding tax amounts on distributions paid to unitholders in other countries vary based on individual tax treaties. For additional tax information relating to non-residents, please refer to our website www.pengrowth.com.

Commitments and Contractual Obligations

($ thousands)	2008	2009	2010	2011	2012	thereafter	Total

Long term debt (1)	—	—	662,693	—	—	546,574	1,209,267
Interest payments on long term debt (2)	40,801	40,801	33,407	33,407	33,407	130,760	312,583
Convertible debentures (3)	—	—	74,700	—	—	—	74,700
Interest payments on convertible debentures (4)	4,810	4,810	4,810	—	—	—	14,430
Other (5)	9,015	9,232	8,652	8,221	8,139	42,028	85,287

	54,626	54,843	784,262	41,628	41,546	719,362	1,696,267
Purchase obligations Pipeline transportation	43,595	36,254	19,603	17,528	15,796	41,339	174,115
CO2 purchases (6)	7,357	3,586	3,616	3,196	2,890	9,784	30,429

	50,952	39,840	23,219	20,724	18,686	51,123	204,544
Remediation trust fund payments	250	250	250	250	250	11,500	12,750

	105,828	94,933	807,731	62,602	60,482	781,985	1,913,561

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 9 of the financial statements)

(2)	Interest payments relate to the interest payable on foreign denominated fixed rate debt using the year-end exchange rate.

(3)	Includes repayment of convertible debentures on maturity (see Note 8 of the financial statements), and assumes no conversion of convertible debentures to trust units.

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 pilot project, prices are denominated in Canadian dollars.
Summary of Quarterly Results
The following table is a summary of quarterly results for 2007 and 2006.

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit - diluted($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

2006	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	291,896	283,532	287,757	350,908
Net income ($000’s)	66,335	110,116	82,542	3,310
Net income per trust unit ($)	0.41	0.69	0.51	0.01
Net income per trust unit — diluted ($)	0.41	0.68	0.51	0.01
Cash flow from operating activities ($000’s)	156,360	126,800	179,971	91,237
Distributions declared ($000’s)	120,302	120,597	132,513	185,651
Distributions declared per trust unit($)	0.75	0.75	0.75	0.75
Daily production (boe)	58,845	56,325	58,344	77,614
Total production (mboe)	5,296	5,126	5,368	7,141
Average realized price ($ per boe)	55.04	54.91	53.67	49.24
Operating netback ($ per boe)	31.44	33.94	30.82	24.17
Production has increased over the quarters as a result the acquisitions completed by Pengrowth in the third and fourth quarters of 2006 and first quarter of 2007, offset by the property dispositions and operational outages experienced in the second half of 2007. Changes in commodity prices have affected oil and gas sales but have been partially muted by risk management activity. Net income in 2006 and 2007 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.
Selected Annual Information Financial Results
Oil and gas sales for 2007 increased due to a full year of production from the Carson Creek and Esprit Trust acquisitions completed late in the third and fourth quarters of 2006, respectively and the CP properties acquisition completed early in 2007.

	Twelve months ended December 31
($ thousands)	2007	2006	2005

Oil and gas sales	1,722,038	1,214,093	1,151,510
Net income	359,652	262,303	326,326
Net income per trust unit ($)	1.47	1.49	2.08
Net income per trust unit - diluted ($)	1.46	1.49	2.07
Distributions declared per trust unit ($)	2.875	3.00	2.82
Total assets(1)	5,234,251	4,690,129	2,391,432
Long term debt(2)	1,278,266	679,327	368,089
Trust unitholders’ equity	2,756,220	3,049,677	1,475,996

Number of trust units outstanding at year end (thousands)	246,846	244,017	159,864

(1)	Prior years restated to conform to presentation adopted in the current year.

(2)	Includes long term debt and convertible debentures.
Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political stability.
• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation including implementation of the October 31 Proposals governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Changes to the royalty regime in Alberta were announced on October 25, 2007. The full details required to accurately assess the impact are not known at this time but will reduce future cash flows and reserve valuations.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

• Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets. Additional uncertainty with new legislation may limit access to capital or increase the cost of raising capital.
• Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.
• A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• Increased activity within the oil and gas sector has increased the cost of goods and services and makes it more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan may result in other loans to also be in default.
• Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
• Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.
• Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.
These factors should not be considered to be exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Events
Subsequent to December 31, 2007, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties. Pengrowth has committed for the remainder of 2008 and 2009 approximately 1,500 bbls per day and 3,000 bbls per day of crude oil and approximately 4,800 mcf per day and 14,200 mcf per day of natural gas, respectively.
Outlook
At this time, Pengrowth is forecasting average 2008 production of 80,000 to 82,000 boe per day from our existing properties. This estimate excludes the impact from future acquisitions or divestitures.
Full year outlook for operating costs for 2008 is expected to decrease; however per unit operating costs are estimated to increase to $13.20 per boe.
Royalty expense is expected to be approximately 20 percent of Pengrowth’s sales.
General and administrative (G&A) expenses per boe are expected to remain stable in 2008 when compared to 2007. On a per boe basis, G&A is anticipated to be approximately $2.20 per boe for full year 2008, which includes non-cash G&A and anticipated management fees of approximately $0.40 per boe.
The development capital program of $355 million is the largest in Pengrowth’s history and represents an increase in expenditures of approximately 25 percent compared with estimated 2007 full year development capital expenditures of $283.1 million. In addition, Pengrowth plans to spend $20 million to continue its evaluation of its oilsands asset at Lindbergh and $12 million in office premises and IT capital.
Pengrowth expects to spend approximately $18 million for 2008, excluding contributions to remediation trust funds on remediation and abandonment.
Recent Accounting Pronouncements
Effective January 1, 2007, Pengrowth adopted new and revised Canadian accounting standards relating to financial instruments. The impact of adopting the new standards is reflected in the financial statements. There was no material impact of adopting these new and revised standards. For a description of the new accounting rules and the impact on Pengrowth’s financial statements of adopting such rules, including the impact on Pengrowth’s deferred financing charges, long term debt and deferred foreign exchange gains, see Notes 2 and 3 to the financial statements.
New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective for year-ends beginning January 1, 2008.
New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require additional disclosure about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective for year-ends beginning January 1, 2008.
In February 2008, the Canadian Institute of chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011. This change in GAAP will be effective for years beginning January 1, 2011.
In December 2007, the SEC announced that U.S. GAAP reconciliations requirement will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2007. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2007 to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’

Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited consolidated financial statements for the year ended December 31, 2007.
CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Tuesday, March 4, 2008 during which management will review Pengrowth’s financial, operating and reserve results for the year ended December 31, 2007 and respond to inquiries from the investment community.
To participate, callers may dial (800) 732-6179 or Toronto local (416) 644-3417. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at
www.pengrowth.com. The webcast will be archived on the Pengrowth website.
A telephone replay will be available through to midnight Eastern Time on Tuesday,
March 18, 2008 by dialling (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21262484#.
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051

Consolidated Balance Sheet

	As at	As at
(Stated in thousands of dollars)	December 31	December 31
(unaudited)	2007	2006

ASSETS
CURRENT ASSETS
Cash and term deposits	$2,017	$—
Accounts receivable	206,583	171,876
Due from Pengrowth Management Limited	731	—
Fair value of risk management contracts (Note 19)	8,034	37,972
Future income taxes (Note 11)	18,751	—

	236,116	209,848
FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 19)	6,024	495

DEPOSIT ON ACQUISITION	—	103,750

OTHER ASSETS (Note 5)	24,831	36,132

PROPERTY, PLANT AND EQUIPMENT (Note 6)	4,306,682	3,741,602

GOODWILL (Note 4)	660,598	598,302

TOTAL ASSETS	$5,234,251	$4,690,129

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$—	$9,374
Accounts payable and accrued liabilities	239,091	221,213
Distributions payable to unitholders	111,119	122,080
Due to Pengrowth Management Limited	—	2,101
Fair value of risk management contracts (Note 19)	70,846	—
Future income taxes (Note 11)	—	11,012
Contract liabilities (Note 7)	4,663	5,017

	425,719	370,797

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 19)	22,613	1,367

CONTRACT LIABILITIES (Note 7)	12,162	16,825

CONVERTIBLE DEBENTURES (Note 8)	75,030	75,127

LONG TERM DEBT (Note 9)	1,203,236	604,200

ASSET RETIREMENT OBLIGATIONS (Note 10)	352,171	255,331

FUTURE INCOME TAXES (Note 11)	387,100	316,805

TRUST UNITHOLDERS’ EQUITY (Note 12)
Trust Unitholders’ capital	4,432,737	4,383,993
Equity portion of convertible debentures	160	160
Contributed surplus	9,679	4,931
Deficit (Note 14)	(1,686,356)	(1,339,407)

	2,756,220	3,049,677

COMMITMENTS (Note 20)
CONTINGENCIES (Note 21)
SUBSEQUENT EVENTS (Note 22)

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$5,234,251	$4,690,129

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income and Deficit

		Years Ended
(Stated in thousands of dollars)		December 31
(unaudited)		2007	2006

REVENUES
Oil and gas sales		$1,722,038	$1,214,093
Unrealized (loss) gain on commodity risk management (Note 19)		(122,307)	26,499
Processing and other income		20,573	18,768
Royalties, net of incentives		(319,319)	(241,494)

NET REVENUE		1,300,985	1,017,866

EXPENSES
Operating		406,522	270,519
Transportation		12,672	7,621
Amortization of injectants for miscible floods		34,063	34,644
Interest on bank indebtedness		13,876	—
Interest on long term debt		70,416	32,109
General and administrative		55,903	36,613
Management fee		6,807	9,941
Foreign exchange (gain) loss (Note 15)		(61,857)	22
Depletion, depreciation and amortization		639,084	351,575
Accretion (Note 10)		25,722	16,591
Other expenses		2,737	10,197

		1,205,945	769,832

INCOME BEFORE TAXES		95,040	248,034

Future income tax reduction (Note 11)		(264,612)	(14,269)

NET INCOME		$359,652	$262,303

Deficit, beginning of year		(1,339,407)	(1,042,647)

Distributions declared		(706,601)	(559,063)

DEFICIT, END OF YEAR		$(1,686,356)	$(1,339,407)

NET INCOME PER TRUST UNIT (Note 18)	Basic	$1.47	$1.49

	Diluted	$1.46	$1.49
See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow

	Years Ended
(Stated in thousands of dollars)	December 31
(unaudited)	2007	2006

CASH PROVIDED BY (USED FOR):

OPERATING
Net income	$359,652	$262,303
Depletion, depreciation and accretion	664,806	368,166
Future income tax reduction (Note 11)	(264,612)	(14,269)
Contract liability amortization (Note 7)	(5,017)	(5,447)
Amortization of injectants	34,063	34,644
Purchase of injectants	(26,052)	(34,630)
Expenditures on remediation	(11,428)	(9,093)
Unrealized foreign exchange (gain) loss (Note 15)	(73,940)	480
Unrealized loss (gain) on risk management contracts (Note 19)	130,374	(26,499)
Trust unit based compensation (Note 13)	5,351	2,546
Deferred charges and other items	2,987	498
Changes in non-cash operating working capital (Note 16)	(15,840)	(24,331)

	800,344	554,368

FINANCING
Distributions paid (Note 14)	(717,562)	(516,966)
Bank indebtedness	(9,374)	9,374
Change in long term debt, net	674,276	(54,870)
Redemption of convertible debentures (Note 8)	—	(21,184)
Repayment of note payable	—	(20,000)
Proceeds from issue of trust units	48,141	971,791

	(4,519)	368,145

INVESTING
Business acquisition (Note 4)	(923,121)	(500,451)
Expenditures on property, plant and equipment	(309,708)	(300,809)
Other property acquisitions	(9,012)	(52,880)
Proceeds on property dispositions	458,804	15,230
Deposit on acquisition	—	(103,750)
Change in remediation trust funds	(6,950)	(2,815)
Change in non-cash investing working capital (Note 16)	(3,821)	37,529

	(793,808)	(907,946)

CHANGE IN CASH AND TERM DEPOSITS	2,017	14,567

CASH AND TERM DEPOSITS (BANK INDEBTEDNESS) AT BEGINNING OF YEAR	—	(14,567)

CASH AND TERM DEPOSITS AT END OF YEAR	$2,017	$—

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006
(Tabular amounts are stated in thousands of dollars except per trust unit amounts)
(unaudited)
1.	STRUCTURE OF THE TRUST

Pengrowth Energy Trust (the “Trust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and Computershare Trust Company of Canada (“Computershare”). The beneficiaries of the Trust are the holders of trust units (the “unitholders”).

The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns all of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2007 and 2006, this Residual Interest, as computed, did not result in any income retained by the Corporation.

The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.

Pursuant to the Trust Indenture, trust unitholders are entitled to monthly distributions from interest income on the notes, royalty income under the Royalty Indenture and from other investments held directly by the Trust, less any reserves and certain expenses of the Trust including general and administrative costs as defined in the Trust Indenture.

The Board of Directors has general authority over the business and affairs of the Corporation and derives its authority in respect to the Trust by virtue of the delegation of powers by the trustee to the Corporation as Administrator in accordance with the Trust Indenture.

The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement” or “NPI”) in Esprit Exploration Ltd. (“Esprit”) as a result of the 2006 business combination with Esprit Energy Trust (“Esprit Trust”). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.

Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation and the administration of the Trust under the terms of the management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. The management agreement expires on June 30, 2009. The Manager owns nine percent of the common shares of the Corporation, and the Manager is controlled by an officer and a director of the Corporation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The consolidated financial statements include the accounts of the Trust, the Corporation and its subsidiaries, Esprit Trust, Esprit Exploration and its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

The Trust owns 91 percent of the shares of the Corporation and, through the royalty and notes, obtains substantially all the economic benefits of the Corporation. The Trust owns all the shares of Esprit and, through the net profits interest and notes, obtains substantially all the economic benefits of Esprit. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of the Corporation.

Joint Interest Operations

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

Property, Plant and Equipment

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges.

As a result of growth in exploration activities in 2007, Pengrowth began to capitalize a portion of general and administrative costs associated with exploration activities and development of all 100 percent owned projects. In addition, general and administrative costs are capitalized to the extent of Pengrowth’s working interest in capital expenditure projects to which overhead fees can be recovered from partners. The effect of the change in accounting policy on prior periods was not material. In addition, transaction costs directly attributable to successful acquisitions are also capitalized.

Repairs and maintenance costs are expensed as incurred.

The capitalized costs, including the cost of unproven properties, are depleted on a unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceeds the carrying value. A separate ceiling test is completed on major development projects. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.

Goodwill

Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest an impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.

Injectant Costs

Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.

Asset Retirement Obligations

Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”).

Income Taxes

The Trust is a taxable trust under the Canadian Income Tax Act. In prior years, the Trust was taxable only on Canadian income not distributed or distributable to its unitholders. Since the trust distributes all of its taxable income to its unitholders, historically, no provision was made for income tax by the Trust. Changes to Canadian tax legislation during 2007 impose a new tax on distributions from publicly traded income trusts which is expected to apply to the Trust on January 1, 2011. This has resulted in the recognition of future income taxes at the trust level.

Pengrowth follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Trust Unit Compensation Plans

Pengrowth has trust unit based compensation plans, which are described in Note 13. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (“DEUs”) at the date of grant. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant.

Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.

Financial Instruments

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable and due from the Manager are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Held to maturity investments are measured at amortized cost and held for trading investments are measured at fair value. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, the debt portion of convertible debentures, and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method. Pengrowth has not elected to designate any financial instruments as held for trading.

All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which cash flow hedge accounting is permitted would be recorded in other comprehensive income. Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

The receipts or payments arising from commodity contracts are recognized as a component of oil and gas sales. Unrealized gains and losses on commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in foreign exchange gains (losses). Unrealized gains (losses) on these swaps are included in foreign exchange gains (losses).

Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As a result, all commodity contracts entered into after the date are recorded at fair value with changes in fair value over a reporting period recognized in net income. Prior to May 1, 2006, any contracts previously designated as hedges continued to be designated as hedges and Pengrowth formally documented the relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair value or cash flows of hedged items. Commodity contracts designated as hedges in 2006 were not recorded in the balance sheet. Receipts or payments arising from these contracts were recognized in oil and gas sales.

Comprehensive income includes net income and transactions and other events from non-owner sources such as unrealized gains and losses on effective cash flow hedges. There are no amounts that Pengrowth would include in other comprehensive income except for net income.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred.

Foreign Currency

The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar and U.K. Pound Sterling denominated debt are included in income.

Equity Investment

Pengrowth utilizes the equity method of accounting for investments subject to significant influence. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Net Income Per Trust Unit

Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts include the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.

Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Cash and Term Deposits

Cash and term deposits include demand deposits and term deposits with maturities of less than 90 days.

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments, as discussed in Note 2. The new handbook sections provide standards for the recognition and measurement of financial instruments and the use of hedge accounting. A statement of comprehensive income is required pursuant to the new standards. Certain gains and losses and other amounts arising from changes in fair value are temporarily recorded outside the income statement in other comprehensive income. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. Adoption of the new accounting policy resulted in the following:
I.	Pengrowth had deferred $2.8 million of debt issue costs related to prior issuances of private placement debt. The deferred issue costs were being amortized on a straight-line basis over the term of the debt. On January 1, 2007, an adjustment of $1.6 million was made to reduce the carrying amount of the related debt and other assets. No adjustment was made to opening retained earnings for the cumulative effect of the change in accounting policy as the amount was not significant.

II.	Foreign exchange swaps were used to fix the foreign exchange rate on the interest and principal of the Pounds Sterling 50 million ten year senior unsecured notes (see Note 9). In prior years, Pengrowth had formally documented this relationship as a hedge and applied hedge accounting to this transaction which resulted in any unrealized foreign exchange gains (losses) on the translation of the debt to be deferred and recorded in other assets (other liabilities). On January 1, 2007, Pengrowth ceased to designate the foreign exchange swaps as a cash flow hedge of the Pounds Sterling 50 million unsecured notes and as a result hedge accounting was no longer used to account for the transaction. As the hedging relationship qualified for hedge accounting under the revised hedging standards, $13.6 million of deferred foreign exchange loss related to the debt was reclassified to accumulated other comprehensive income. An asset related to the fair value of foreign exchange swaps of $13.9 million was recognized on the balance sheet on January 1, 2007 with a corresponding adjustment to reduce accumulated other comprehensive income. The remaining balance in accumulated other comprehensive income of $0.3 million was reclassified to net income in the period as the amount was not significant.
Accounting Changes

New Canadian accounting recommendations for capital disclosures have been issued which will require additional disclosure of both qualitative and quantitative information about objectives, policies and processes for managing capital. These recommendations are effective for years beginning January 1, 2008.

New Canadian accounting recommendations for additional disclosures about financial instruments have been issued which will require additional disclosure about the nature and extent of risks arising from financial instruments to which Pengrowth is exposed. These recommendations are effective for years beginning January 1, 2008.

In February 2008, the Canadian Institute of Chartered Accountants confirmed that Canadian GAAP for publicly accountable enterprises will be converted to International Financial Reporting Standards (IFRS) on January 1, 2011.

In December 2007, the SEC announced that U.S. GAAP reconciliation requirements will be waived for Foreign Private Issuers who file financial statements prepared in accordance with IFRS for years beginning on or after January 1, 2009.

4.	ACQUISITIONS

2007 Acquisitions

On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of Purchase Price:
Property, plant and equipment	$1,360,491
Goodwill	62,296
Asset retirement obligations	(90,772)
Future income taxes	(305,144)

$1,026,871

Consideration:
Cash	$1,024,585
Acquisition costs	2,286

$1,026,871

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.

Results of operations from the CP properties subsequent to the closing date of January 22, 2007 are included in the consolidated financial statements. The results of operations between the effective date of November 1, 2006 and the closing date have not been finalized. Final determination of the cost of the acquisition and the allocation thereof to the fair values of the CP properties is still pending.

2006 Acquisitions

	Carson
	Creek	Esprit
	Properties	Energy Trust	Total

Allocation of Purchase Price:
Property, plant and equipment	$495,806	$1,207,121	$1,702,927
Goodwill	129,745	285,722	415,467
Fair value of commodity contracts	—	10,601	10,601
Bank debt	—	(276,870)	(276,870)
Convertible debentures	—	(96,500)	(96,500)
Contract liabilities	(9,073)	—	(9,073)
Asset retirement obligations	(20,668)	(51,651)	(72,319)
Future income taxes	(121,384)	(110,590)	(231,974)
Working capital deficiency	—	(45,864)	(45,864)

	$474,426	$921,969	$1,396,395

Consideration:
Cash	$474,089	$19,990	$494,079
Pengrowth trust units issued	—	895,944	895,944
Acquisition costs	337	6,035	6,372

	$474,426	$921,969	$1,396,395

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.

Carson Creek Properties

On September 28, 2006, Pengrowth acquired all of the issued and outstanding shares of a company which has interests in oil and natural gas assets in the Carson Creek area of Alberta (the “Carson Creek” acquisition). The transaction was accounted for using the purchase method of accounting.

Pengrowth assumed a firm pipeline transportation contract liability. The fair value of the contract was determined at the date of acquisition. Results of operations from the Carson Creek acquisition subsequent to the acquisition date are included in the consolidated financial statements

Esprit Energy Trust

On October 2, 2006, Pengrowth and Esprit Trust completed a business combination (the “Combination”). Under the terms of the Combination agreement, each Esprit trust unit was exchanged for 0.53 of a Pengrowth trust unit and a one time special distribution of $0.30 per Esprit trust unit that was paid to Esprit unitholders prior to the closing date of the Combination.

As a result of the Combination, 34,725,157 Pengrowth trust units were issued to Esprit unitholders. The value assigned to each Pengrowth trust unit issued was approximately $25.80 per unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. The Combination was accounted for as an acquisition of Esprit Trust by Pengrowth using the purchase method of accounting.

The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.

5.	OTHER ASSETS

	2007	2006

Deferred compensation expense (net of accumulated amortization of $5,077, 2006 — $2,381)	$—	$2,696
Debt issue costs (net of accumulated Amortization of, 2006 - $1,192)	—	1,626

	—	4,322
Deferred foreign exchange loss on translation of U.K. debt	—	13,631
Remediation trust funds (Note 10)	18,094	11,144
Equity investment	6,737	7,035

	$24,831	$36,132

On January 12, 2006 Pengrowth closed certain transactions with Monterey Exploration Ltd. (“Monterey”) under which Pengrowth has sold certain oil and gas properties for $22 million in cash, less closing adjustments, and 8,048,132 common shares of Monterey. As of December 31, 2007, Pengrowth held approximately 32 percent (2006 — 34 percent) of the common shares of Monterey.

In 2007, Pengrowth reduced the recorded amount of the equity investment by $0.3 million to reflect Pengrowth’s proportionate share of Monterey’s loss from operations.

6.	PROPERTY, PLANT AND EQUIPMENT

	2007	2006

Property, plant and equipment, at cost	$6,577,484	$5,365,309
Accumulated depletion, depreciation and amortization	(2,298,083)	(1,658,999)

Net book value of property, plant and equipment	$4,279,401	$3,706,310
Net book value of deferred injectant costs	27,281	35,292

Net book value of property, plant and equipment and deferred injectants	$4,306,682	$3,741,602

In 2007, approximately $6.1 million of general and administrative costs associated with exploration and development activities were capitalized.

Pengrowth performed a ceiling test calculation at December 31, 2007 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2008 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2007.

		Foreign Exchange	Edmonton Light
	WTI Oil	Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2008	$92.00	1.000	$91.10	$6.75
2009	$88.00	1.000	$87.10	$7.55
2010	$84.00	1.000	$83.10	$7.60
2011	$82.00	1.000	$81.10	$7.60
2012	$82.00	1.000	$81.10	$7.60
2013	$82.00	1.000	$81.10	$7.60
2014	$82.00	1.000	$81.10	$7.80
2015	$82.00	1.000	$81.10	$7.97
2016	$82.02	1.000	$81.12	$8.14
2017	$83.66	1.000	$82.76	$8.31
Thereafter	+ 2.0 percent/yr	1.000	+ 2.0 percent/yr	+ 2.0 percent/yr

7.	CONTRACT LIABILITIES

Contract liabilities are comprised of the following amounts:

	2007	2006

Fixed price commodity contract	$4,110	$7,800
Firm transportation contracts	12,715	14,042

	16,825	21,842
Less current portion	(4,663)	(5,017)

	$12,162	$16,825

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

8.	CONVERTIBLE DEBENTURES

As a result of the Combination (see Note 4), Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “Debentures”). The Debentures were originally issued by Esprit Trust on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.

Pursuant to a change of control provision in the Debenture Indenture, Pengrowth was required to make an offer to purchase all of the outstanding Debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million).

The Debentures were recorded on the consolidated financial statements at the estimated fair value on October 2, 2006, the date of the Combination. The estimated fair value of the Debentures was higher than the book (or “recorded”) value based on the market trading price of the Debentures on the date of the Combination. The Debentures have been classified as debt, net of the fair value of the conversion feature at the date of the Combination, which has been classified as part of Trust Unitholders’ Equity. The fair value of the conversion feature was calculated using an option pricing model. The debt premium will be amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2007, Debentures with a face value of $74.7 million remain outstanding.

The following is a reconciliation of the Debentures balance from October 2, 2006:

	Debt	Equity	Total

Fair value on October 2, 2006 (Note 4)	$96,295	$205	$96,500
Amortization of debt premium	(29)	—	(29)
Redeemed for cash	(21,139)	(45)	(21,184)

Balance, December 31, 2006	$75,127	$160	$75,287
Amortization of debt premium	(97)	—	(97)

Balance, December 31, 2007	$75,030	$160	$75,190

9.	LONG TERM DEBT

	2007	2006

U.S. dollar denominated debt:
U.S. dollar 150 million senior unsecured notes at 4.93 percent due April 2010	$148,053	$174,810
U.S. dollar 50 million senior unsecured notes at 5.47 percent due April 2013	49,351	58,270
U.S. dollar 400 million senior unsecured notes at 6.35 percent due July 2017	394,390	—

	591,794	233,080
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	97,444	114,120
Canadian dollar revolving credit borrowings	513,998	257,000

	$1,203,236	$604,200

Pengrowth has a $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based and has a three year term maturing June 16, 2010. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit. The facilities were reduced by drawings of $514 million and by outstanding letters of credit in the amount of approximately $11.1 million at December 31, 2007.

On April 23, 2003, Pengrowth closed a U.S. $200 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.1 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On December 1, 2005, Pengrowth closed a Pounds Sterling 50 million private placement of senior unsecured notes. In a series of related risk management transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the risk management transactions. The notes contain the same financial maintenance covenants as the 2003 U.S. dollar denominated notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. The notes bear interest at 6.35 percent and are due July 2017. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.3 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

As of December 31, 2007, an unrealized cumulative foreign exchange gain of $115.0 million (December 31, 2006 — $57.2 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2007, an unrealized cumulative foreign exchange gain of $16.1 million has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007 (Note 3).

The five year schedule of long term debt repayment based on current maturity dates is as follows: 2008 — nil, 2009 — nil, 2010 — 662.7 million, 2011 — nil, 2012 — nil.

10.	ASSET RETIREMENT OBLIGATIONS

The Asset Retirement Obligations (“ARO”) were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $352 million as at December 31, 2007 (2006 — $255 million), based on a total escalated future liability of $2,015 million (2006 — $1,530 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2035 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2006 — eight percent) and an inflation rate of two percent (2006 — two percent) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2007	2006

Asset retirement obligations, beginning of year	$255,331	$184,699
Increase (decrease) in liabilities during the year related to:
Acquisitions	91,333	72,680
Disposals	(35,199)	(1,500)
Additions	3,753	1,649
Revisions	22,659	(9,695)
Accretion expense	25,722	16,591
Liabilities settled during the year	(11,428)	(9,093)

Asset retirement obligations, end of year	$352,171	$255,331

Remediation trust funds

Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. In 2007 an evaluation was completed and Pengrowth is currently in discussions with the former owner of the Judy Creek properties to determine if the future funding levels should be maintained or reduced. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.

Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mcf of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP.

The following summarizes Pengrowth’s trust fund contributions for 2007 and 2006 and Pengrowth’s expenditures on ARO:

Remediation Trust Funds	2007	2006

Opening balance	$11,144	$8,329

Contributions to Judy Creek Remediation Trust Fund	917	1,036
Contributions to SOEP Environmental Restoration Fund	6,441	2,153
Remediation funded by Judy Creek Remediation Trust Fund	(408)	(374)

Change in remediation trust funds	6,950	2,815

Closing balance	$18,094	$11,144

Expenditures on ARO	2007	2006

Expenditures on ARO not covered by the trust funds	$11,020	$8,719
Expenditures on ARO covered by the trust funds	408	374

	$11,428	$9,093

11.	INCOME TAXES

The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes.

On June 22, 2007, the Canadian government implemented a new tax (the “SIFT tax”) on publicly traded income trusts and limited partnerships (Bill C-52 Budget Implementation Act). For existing income trusts and limited partnerships, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. As such, the Trust would not be subject to the new measures until the 2011 taxation year provided the Trust continues to meet certain requirements. As a result of the enactment of the SIFT tax, the Trust recorded a future income tax reduction of $71 million in the second quarter of 2007 to reflect temporary differences in the Trust.

	2007	2006

Income before taxes	$95,040	$248,048
Combined federal and provincial tax rate	32.1%	34.1%

Expected income tax	30,508	84,584
Net income of the Trust	(123,227)	(85,989)
Impact of SIFT legislation	(71,048)	—
Resource allowance	—	(8,618)
Non-deductible crown charges	—	17,586
Unrealized foreign exchange gain	(9,254)	1
Book to tax differential on dispositions	(68,722)	—
Attributed Canadian royalty income	—	(6,616)
Change in enacted tax rates	(59,230)	(19,886)
Future tax rate difference	19,679	2,491
Other including stock based compensation	16,682	2,178

Future income taxes	(264,612)	(14,269)
Capital taxes	—	14

	$(264,612)	$(14,255)

Changes in 2007 to income tax rates have reduced Pengrowth’s future tax rate to approximately 25 percent (2006 — 29 percent) applied to the temporary differences compared to the federal and provincial statutory rate of approximately 32 percent for the 2007 income tax year (2006 — 34 percent).

The net future income tax liability is comprised of:

	2007	2006

Future income tax liabilities:
Property, plant, equipment and other assets	$344,701	$339,660
Unrealized foreign exchange gain	10,776	8,288
Deferred partnership income	27,929	—

Other	—	150

	383,406	348,098
Future income tax assets:
Attributed Canadian royalty income	(10,351)	(13,947)
Contract liabilities	(4,706)	(6,334)

	$368,349	$327,817

12.	TRUST UNITS

The total authorized capital of Pengrowth is 500,000,000 trust units.

Total Trust Units:

	Year ended		Year ended
	December 31, 2007		December 31, 2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of year	244,016,623	$4,383,993	159,864,083	$2,514,997
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of DEUs (non-cash)	2,931	55	14,523	233
Issued for cash on exercise of trust unit options and rights	350,615	4,006	607,766	9,476
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,461,299	44,880	1,226,806	26,049
Issued on redemption of Royalty Units (non-cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	548	—	1,028

Balance, end of year	246,846,420	$4,432,737	244,016,623	$4,383,993

“Consolidated” Trust Units:

	Year ended		Year ended
	December 31, 2007		December 31, 2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of year	244,005,105	$4,383,819	—	$—
Issued in trust unit consolidation	—	—	160,921,001	2,535,949
Issued on conversion of Class A trust units	9,630	173	3,450	57
Issued for the Esprit Trust business combination (non-cash)	—	—	34,725,157	895,944
Issued for cash	—	—	47,575,000	987,841
Issue costs	—	(745)	—	(51,575)
Issued on redemption of DEUs (non-cash)	2,931	55	14,523	233
Issued for cash on exercise of trust unit options and rights	350,615	4,006	99,228	1,579
Issued for cash under DRIP	2,461,299	44,880	663,458	13,415
Issued on redemption of Royalty Units (non-cash)	14,952	—	3,288	—
Trust unit rights incentive plan (non-cash exercised)	—	548	—	376

Balance, end of year	246,844,532	$4,432,736	244,005,105	$4,383,819

Class A Trust Units:

	Year ended		Year ended
	December 31, 2007		December 31, 2006
	Number		Number
Trust units issued	of trust units	Amount	of trust units	Amount

Balance, beginning of year	11,518	$174	77,524,673	$1,196,121
Trust units converted to Class A trust units	(9,630)	(173)	2,760	43
Trust units converted to “consolidated” trust units	—	—	(77,515,915)	(1,195,990)

Balance, end of year	1,888	$1	11,518	$174

Class B Trust Units:

	Year ended
	December 31, 2006
	Number
Trust units issued	of trust units	Amount

Balance, beginning of year	82,301,443	$1,318,294
Trust units converted to (from) Class B trust units	1,095	17
Issued for cash on exercise of trust unit options and rights	508,538	7,897
Issued for cash under DRIP	563,348	12,634
Trust unit rights incentive plan (non-cash exercised)	—	652
Trust units renamed to become “consolidated” trust units	(83,374,424)	(1,339,494)

Balance, end of year	—	$—

     Unclassified Trust Units:

	Year ended
	December 31, 2006
	Number
Trust units issued	of trust units	Amount

Balance, beginning of year	37,967	$582
Converted to Class A or Class B trust units	(3,855)	(60)
Trust units converted to “consolidated” trust units	(34,112)	(522)

Balance, end of year	—	$—

Class A Trust Unit and Class B Trust Unit Consolidation
On June 23, 2006 the Pengrowth unitholders voted to consolidate the Class A trust units and Class B trust units into one class of trust units (“consolidated” trust units). As a result, the restrictions on the Class B trust units that provided that the Class B trust units may only be held by residents of Canada were eliminated and all of the issued and outstanding trust units were converted into “consolidated” trust units on the basis of one “consolidated” trust unit for each whole trust unit previously held (with the exception of Class A trust units held by residents of Canada who provided a residency declaration to the Trustee).
Redemption Rights
The Trust Units and Class A trust units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the Trust Units on the market designated by the board of directors of the Corporation (the “Board of Directors”) for the ten days after the Trust Units or Class A trust units are surrendered for redemption and (ii) the closing price of the Trust Units on such market on the date the Trust Units or Class A trust units are surrendered for redemption. The redemption right permits Unitholders to redeem Trust Units and Class A trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the Trust Units or Class A trust units are to be redeemed. The price of Trust Units and Class A trust units, as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or Class A trust units.
Distribution Reinvestment Plan
Unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date.
“At The Market” Distribution
On December 14, 2007, Pengrowth announced that it had entered into an equity distribution agreement (the “Equity Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 Trust Units from time to time through the Underwriters over a period of up to 25 months from the date of the Equity Distribution Agreement (the “Equity Distribution Program”). Sales of Trust Units, if any, pursuant to the Equity Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The Trust Units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of Trust Units will be used for development capital and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. No Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2007.

Contributed Surplus

	2007	2006

Balance, beginning of year	$4,931	$3,646
Trust unit rights incentive plan (non-cash expensed)	1,903	1,298
Deferred entitlement trust units (non-cash expensed)	3,448	1,248
Trust unit rights incentive plan (non-cash exercised)	(548)	(1,028)
Deferred entitlement trust units (non-cash exercised)	(55)	(233)

Balance, end of year	$9,679	$4,931

13. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 18 million trust units, may be reserved for DEUs, rights and option grants, in aggregate.
Long Term Incentive Program
The DEUs issued under the plan vest and are converted to trust units in the third year from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to an absolute performance test and a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 100 percent was used for 2007 and 2006 grants and 117 percent for 2005 grants (2006 – 125 percent for all grants) based on Pengrowth’s total return compared to its peer group at year end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
Pengrowth recorded compensation expense of $3.4 million in 2007 (2006 – $1.3 million) related to the DEUs based on the weighted average grant date fair value of $20.07 per DEU (2006 – $20.65 per DEU). As at December 31, 2007, the amount of compensation expense to be recognized over the remaining vesting period was $6.6 million (December 31, 2006 – $4.4 million) or $10.71 per DEU (2006 – $13.44 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.5 years (2006 – 1.8 years).

	2007		2006
		Weighted		Weighted
	Number of	average fair	Number of	average fair
DEUs	DEUs	value	DEUs	value

Outstanding, beginning of year	399,568	$20.55	185,591	$18.32
Granted	451,615	$19.73	222,088	$22.28
Forfeited	(92,672)	$20.15	(33,981)	$20.13
Exercised	(2,931)	$20.06	(14,207)	$20.43
Deemed DRIP	112,462	$20.27	40,077	$19.14

Outstanding, end of year	868,042	$20.13	399,568	$20.55

Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2007 were $1.14 per trust unit right (2006 — $1.79 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2007, rights to purchase 2,250,056 trust units were outstanding (2006 – 1,534,241) that expire at various dates to December 2, 2011.

	2007		2006
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
Trust Unit Rights	of rights	price	of rights	price

Outstanding at beginning of year	1,534,241	$16.06	1,441,737	$14.85
Granted (1)	1,259,562	$19.75	617,409	$22.39
Exercised	(343,925)	$11.35	(452,468)	$14.75
Forfeited	(199,822)	$14.63	(72,437)	$17.47

Outstanding at year-end	2,250,056	$17.39	1,534,241	$16.06

Exercisable at year-end	1,317,296	$16.30	969,402	$14.22

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2007:

	Rights Outstanding			Rights Exercisable
		Weighted average
		remaining	Weighted		Weighted
Range of exercise	Number	contractual life	average	Number	average
prices	outstanding	(years)	exercise price	exercisable	exercise price

$9.00 to $11.99	255,178	1.1	$11.07	255,178	$11.07
$12.00 to $14.99	281,990	2.0	$13.91	281,990	$13.91
$15.00 to $16.99	97,376	2.8	$15.83	97,376	$15.83
$17.00 to $18.99	1,206,999	4.2	$17.84	415,257	$18.55
$19.00 to $23.99	408,513	3.2	$20.47	267,495	$20.47

$7.00 to $24.99	2,250,056	3.3	$17.39	1,317,296	$16.30

Compensation expense associated with the trust unit rights granted during 2007 was based on the estimated fair value of $2.04 per trust unit right (2006 – $1.79). The fair value of trust unit rights granted in 2007 was estimated at eight percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 4.0 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2007 was $1.9 million (2006 – $1.3 million). As at December 31, 2007, the amount of compensation expense to be recognized over the remaining vesting period was $1.0 million (December 31, 2006 – $0.6 million) or $0.31 per trust unit right (2006 – $0.64 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 0.9 year (2006 – 0.9 year). The trust units are issued from treasury upon vesting.
Trust Unit Option Plan
Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. All trust unit options are fully vested and expensed.
As at December 31, 2007, options to purchase 66,318 trust units were outstanding (2006 – 98,619) that expire at various dates to June 28, 2009.

	2007		2006
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
Trust Unit Options	of options	price	of options	price

Outstanding at beginning of year	98,619	$16.12	259,317	$17.28
Exercised	(6,690)	$15.25	(155,298)	$18.03
Expired	(25,611)	$18.61	(5,400)	$16.96

Outstanding and exercisable at year-end	66,318	$15.25	98,619	$16.12

Trust Unit Award Plan
Effective February 27, 2006, Pengrowth awarded trust units and in some cases trust units and cash to eligible employees under the Trust Unit Award Plan. Eligible employees received the trust units and cash on July 1, 2007. Pengrowth acquired the trust units to be awarded under the plan on the open market for $5.1 million and placed them in a trust account established for the benefit of the eligible employees. The cost to acquire the trust units has been charged to net income on a straight-line basis over the vesting period. In addition, the cash portion of the incentive plan of approximately $1.1 million was accrued on a straight line basis over the vesting period. Unvested trust units were sold on the open market. In 2007, the amount charged to net income related to the February 27, 2006 trust unit award plan including the cash portion of the award was $2.9 million (2006 – $3.0 million).
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of one to 12 percent (2006 — one to 11 percent) of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 13 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $3.5 million in 2007 (2006 – $2.1 million) and $0.9 million in 2007 (2006 — $0.6 million), respectively.
Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Pengrowth and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers hold trust units under the Trust Unit Margin Purchase Plan; however, they have been prohibited since 2005 from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2007, 432,988 trust units (2006 – 527,482) were deposited under the plan with a market value of $7.6 million (2006 – $10.5 million) and a corresponding margin loan of $4.4 million (2006 – $5.8 million).
The investment dealer has limited the total margin loan available under the plan to the lesser of $20 million or 75 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, Pengrowth may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by Pengrowth are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2007 was $4.4 million (2006 — $5.8 million), however, the individual plan members are primarily responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
14. DEFICIT

	2007	2006

Accumulated earnings	$1,675,338	$1,315,686
Accumulated distributions declared	(3,361,694)	(2,655,093)

	$(1,686,356)	$(1,339,407)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gains (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions paid
Actual cash distributions paid in 2007 were $717.6 million (2006 — $517.0 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.
15. FOREIGN EXCHANGE LOSS (GAIN)

	2007	2006

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$(57,820)	$480
Unrealized foreign exchange gain on translation of U.K. Pound denominated debt	(16,120)	—

	$(73,940)	$480
Unrealized loss on foreign exchange risk management contract (Note 19)	8,067	—
Realized foreign exchange (gain) loss	4,016	(458)

	$(61,857)	$22

16. OTHER CASH FLOW DISCLOSURES

Change in Non-Cash Operating Working Capital	2007	2006

Cash provided by (used for):
Accounts receivable	$(34,707)	$12,819
Accounts payable and accrued liabilities	21,699	(30,974)
Due to Pengrowth Management Limited	(2,832)	(6,176)

	$(15,840)	$(24,331)

Change in Non-Cash Investing Working Capital	2007	2006

Cash provided by (used for):
Accounts payable for capital accruals	$(3,821)	$37,529

Cash payments	2007	2006

Interest on long term debt	$58,192	$32,183
Interest on bank indebtedness	13,876	—

	$72,068	$32,183

Interest of $13.9 million on bank indebtedness was incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007.
17. RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement for which Pengrowth was charged $0.1 million (2006 – $2.9 million) for performance fees and $6.7 million (2006 – $7.0 million) for management fees. In addition, Pengrowth was charged $1.0 million (2006 – $1.0 million) for reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.1 million (2006 – $1.0 million) for legal and advisory services provided to Pengrowth. The transactions have been recorded at the exchange amount. Amounts payable to the related parties are unsecured, non-interest bearing and have no set terms of repayment.
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 32 percent of the outstanding common shares. In December 2007, two senior officers of the Corporation directly and indirectly purchased a total of 230,000 shares (2006 — 30,000 shares) of Monterey for a total consideration of $805,000 (2006 — $150,000) in a new share offering marketed by an independent broker. At December 31, 2007, two senior officers of the Corporation directly and indirectly hold 260,000 shares of Monterey.
18. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2007	2006

Weighted average number of trust units — basic	245,470	175,871
Dilutive effect of trust unit options, trust unit rights and DEUs	740	583

Weighted average number of trust units — diluted	246,210	176,454

In 2007, 3.7 million (2006 – 0.8 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
19. FINANCIAL INSTRUMENTS
Interest Rate Risk
Pengrowth has mitigated some exposure to interest rate risk by entering into fixed rate term notes (Note 9). Pengrowth is exposed to interest rate risk on the Canadian revolving credit facility as the interest charged on the amount borrowed is based on a floating interest rate.
Foreign Currency Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below. Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments.
Pengrowth entered into foreign exchange swaps in conjunction with issuing Pounds Sterling 50 million ten year term notes (Note 9) which fixed the Canadian dollar to Pound Sterling exchange rate on the interest and principal of the Pound Sterling denominated debt at approximately Pounds Sterling 0.4976 per Canadian dollar. The estimated fair value of the foreign exchange swaps have been determined based on the amount Pengrowth would receive or pay to terminate the contract at year-end. At December 31, 2007, the amount Pengrowth would receive to terminate the foreign exchange swap would be approximately $5.8 million (December 31, 2006 – $13.9 million).
Credit Risk
Pengrowth sells a significant portion of its oil and gas to commodity marketers, refiners and end-users, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.
Forward and Futures Contracts
Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

As at December 31, 2007, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Jan 1, 2008 – Oct 31, 2008	1,000	WTI (1)	$74.25 Cdn
Jan 1, 2008 – Dec 31, 2008	16,500	WTI (1)	$76.20 Cdn
Jan 1, 2009 – Dec 31, 2009	6,000	WTI (1)	$77.57 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Jan 1, 2008 – Dec 31, 2008	5,000	Transco Z6 (1)	$10.90 Cdn
Jan 1, 2008 – Dec 31, 2008	12,500	NYMEX (1)	$8.22 Cdn
Jan 1, 2009 – Dec 31, 2009	10,000	NYMEX (1)	$8.50 Cdn
Jan 1, 2008 – Mar 31, 2008	2,370	AECO	$8.44 Cdn
Jan 1, 2008 – Dec 31, 2008	61,609	AECO	$8.26 Cdn
Jan 1, 2009 – Dec 31, 2009	26,065	AECO	$7.56 Cdn
Jan 1, 2008 – Dec 31, 2008	15,000	Chicago MI (1)	$8.45 Cdn
Jan 1, 2009 – Dec 31, 2009	12,500	Chicago MI (1)	$8.40 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed.
The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2007, the amount Pengrowth would receive (pay) to terminate the financial crude oil and natural gas contracts would be ($121) million and $36 million, respectively.
The fair value of the commodity and foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis.
Balance Sheet as at December 31, 2007

		Foreign
	Commodity	exchange
	risk	risk
	management	management
	contracts	contract	Total

Current portion of unrealized risk management assets	$8,034	$—	$8,034
Non-current portion of unrealized risk management assets	66	5,958	6,024
Current portion of unrealized risk management liabilities	(70,694)	(152)	(70,846)
Non-current portion of unrealized risk management liabilities	(22,613)	—	(22,613)

Total unrealized risk management assets (liabilities) as of December 31, 2007	$(85,207)	$5,806	$(79,401)

    Balance Sheet as at December 31, 2006

		Foreign
	Commodity	exchange
	risk	risk
	management	management
	contracts	contract	Total

Current portion of unrealized risk management assets	$37,972	$—	$37,972
Non-current portion of unrealized risk management assets	495	—	495
Current portion of unrealized risk management liabilities	—	—	—
Non-current portion of unrealized risk management liabilities	(1,367)	—	(1,367)

Total unrealized risk management assets (liabilities) as of December 31, 2006	$37,100	$—	$37,100

The change in the fair value of the risk management contracts during the year is recognized as an unrealized gain or loss, as summarized below:
    Year ended December 31, 2007

		Foreign
	Commodity	exchange
	risk	risk
	management	management
	contracts	contract	Total

Total unrealized risk management assets (liabilities) at December 31, 2007	$(85,207)	$5,806	$(79,401)
Less:Unrealized risk management assets at January 1, 2007	37,100	13,873	50,973

Unrealized gain (loss) on risk management for the year ended December 31, 2007	$(122,307)	$(8,067)	$(130,374)

    Year ended December 31, 2006

		Foreign
	Commodity	exchange
	risk	risk
	management	management
	contracts	contract	Total

Total unrealized risk management assets at December 31, 2006	$37,100	$—	$37,100
Less: Unrealized risk management asset recognized as part of Esprit business combination	10,601	—	10,601

Unrealized gain on risk management for the year ended December 31, 2006	$26,499	$—	$26,499

    Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2007, the amount Pengrowth would pay to terminate the fixed price sales contract would be $9 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mmbtu/d)	per mmbtu (1)

2008 to 2009
Jan 1, 2008 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – April 30, 2009	3,886	$2.40 Cdn

(1)	Reference price based on AECO
Fair value of financial instruments

The carrying value of financial instruments included in the balance sheet, other than the U.S. and U.K. debt, the debentures, the fair value of the risk management contracts and remediation trust funds approximate their fair value due to their short maturity. The fair value of the other financial instruments is as follows:

	As at December 31, 2007		As at December 31, 2006
		Net book		Net book
	Fair value	value	Fair value	value

Remediation funds	$18,107	$18,094	$11,162	$11,144
U.S. dollar denominated debt	$627,674	$591,794	$224,624	$233,080
Pound Sterling denominated debt	$96,181	$97,444	$109,692	$114,120
Convertible debentures	$74,741	$75,030	$75,488	$75,127

20. COMMITMENTS

	2008	2009	2010	2011	2012	Thereafter	Total
Operating leases	$9,015	$9,232	$8,652	$8,221	$8,139	$42,028	$85,287

Operating leases include office rent and vehicle leases.

21.	CONTINGENCIES

Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time, however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

22.	SUBSEQUENT EVENTS

Subsequent to December 31, 2007, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Mar 1, 2008 – Dec 31, 2008	1,500	WTI (1)	$95.88 Cdn
Jan 1, 2009 – Dec 31, 2009	3,000	WTI (1)	$93.25 Cdn

       Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Mar 1, 2008 – Dec 31, 2008	2,370	AECO	$7.97 Cdn
Jan 1, 2009 – Dec 31, 2009	14,217	AECO	$7.97 Cdn
Feb 1, 2008 – Dec 31, 2008	2,500	Chicago MI (1)	$8.31 Cdn

(1)	Associated Cdn $ / U.S. $ foreign exchange rate has been fixed.
23.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. At December 31, 2006, the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $114.2 million.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. Pengrowth had write-downs of capitalized costs in 2006, 1998 and 1997 of $114.2 million, $328.6 million and $49.8 million, respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2007 depletion charge by $35.8 million (2006 — $24.0 million).

(b)	Statement of Financial Accounting Standards (SFAS) 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources. Under Canadian GAAP, comprehensive income is reported for periods beginning on or after January 1, 2007. Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP.

(c)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

Effective May 1, 2006, Pengrowth discontinued designating new commodity contracts as hedges. As at December 31, 2007 and 2006, there were no financial crude oil and natural gas contracts outstanding for which hedge accounting was applied. The accounting treatment for financial commodity contracts entered into after May 1, 2006 and where hedge accounting was no longer applied by Pengrowth is consistent with the accounting standards for these contracts under Canadian GAAP.

Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated, $2.4 million, will be amortized to income over the remaining life of the foreign exchange swap of approximately nine years. The accounting treatment for this foreign exchange swap subsequent to January 1, 2007 under U.S. GAAP is consistent with the accounting treatment under Canadian GAAP.

Under Canadian GAAP, for the year ended December 31, 2006, a $13.6 million exchange loss on the translation of the U.K. pound denominated debt was deferred and included in other assets on the balance sheet. This deferred exchange loss has been expensed under U.S. GAAP and has been offset by the reclassification of $13.6 million of the unrealized gain on the foreign currency swap from other comprehensive income.

(d)	Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in the redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.

The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95 percent of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.

(e)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction taxed at the federal level for the year ended December 31, 2007 is $207.1 million (2006 — $9.4 million). The portion of income tax expense (reduction) taxed at the provincial level is $108.5 million (2006 — $4.9 million).

As a result of changes to income trust tax legislation in 2007 that modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders, Pengrowth has recognized future income taxes on temporary differences in the trust legal entity during the period. Previously, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. An additional $138.5 million future income tax reduction was recorded under U.S. GAAP in the second quarter of 2007 resulting from the tax basis of the assets in the Trust further exceeding their book basis under U.S. GAAP due to write downs of petroleum and natural gas properties and differences in the future income tax rate applicable under U.S. GAAP.

(f)	Additional disclosures required by SFAS 123 (revised 2004) with respect to Pengrowth’s equity incentive plans are provided below.

The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2007		2006
	Number	Intrinsic	Number	Intrinsic
	Exercised	Value	Exercised	Value

DEUs	2,931 (1)	$58	14,523 (1)	$334
Trust Unit Options	6,690	32	155,298	827
Trust Unit Rights	343,925	2,837	452,468	3,924

Total	353,546	$2,927	622,289	$5,085

(1)	DEUs exercised relates to trust units issued under the plan for retirees as DEUs vest immediately upon retirement, including accumulated DRIP.

The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest:

	Trust Unit	Trust Unit
December 31, 2007	Options	Rights	DEUs

Number vested and expected to vest	66,318	2,088,505	921,480
Weighted average exercise price per unit (1)	$15.25	$17.26	$—
Aggregate intrinsic value (2)	$157	$756	$16,236
Weighted average remaining life (years)	0.8	3.3	1.5

(1)	No proceeds are received upon exercise price of DEUs.

(2)	Based on December 31 closing trust unit price.

	Trust Unit	Trust Unit
December 31, 2006	Options	Rights	DEUs

Number vested and expected to vest	98,619	1,521,207	374,595
Weighted average exercise price per unit (1)	$16.12	$16.04	$—
Aggregate intrinsic value (2)	$377	$5,936	$7,469
Weighted average remaining life (years)	1.5	3.2	1.8

(1)	No proceeds are received upon exercise price of DEUs.

(2)	Based on December 31 closing trust unit price.
The following table summarizes information about trust unit options and trust unit rights outstanding:

	Trust Unit
December 31, 2007	Options	Trust Unit Rights

Number exercisable (1)	66,318	1,317,296
Weighted average exercise price per unit	$15.25	$16.30
Aggregate intrinsic value (2)	$157	$1,743
Weighted average remaining life (years)	0.8	3.3

(1) No DEUs were exercisable at December 31, 2007.
(2) Based on December 31 closing trust unit price.

	Trust Unit
December 31, 2006	Options	Trust Unit Rights

Number exercisable (1)	98,619	969,402
Weighted average exercise price per unit	$16.12	$14.22
Aggregate intrinsic value (2)	$377	$5,542
Weighted average remaining life (years)	1.5	3.2

(1) No DEUs were exercisable at December 31, 2006.

(2) Based on December 31 closing trust unit price.
(g)	Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.
(h)	Under SFAS 141, “Business Combinations”, supplemental pro forma disclosure is required for significant business combinations occurring during the year. On October 2, 2006, Pengrowth and Esprit Trust completed a business combination. The consolidated financial statements include the results of operations and cash flows of Esprit Trust and Esprit subsequent to October 2, 2006.
The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been under U.S. GAAP, had the business combination taken place on January 1, 2006:

Pro Forma
(unaudited)

Oil and gas sales	$1,458,370
Net income	$182,661
Net income per trust unit:

Basic	$0.90

Diluted	$0.89

(i)	In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) was issued. FIN 48 is an interpretation of FASB Statement No 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 was effective as of the beginning of Pengrowth’s 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 is to be reported as an adjustment to the opening deficit in the year of adoption. Adoption of FIN 48 on January 1, 2007 did not have a material effect on Pengrowth’s financial statements. Interest and penalties related to uncertain tax positions, which are included in income tax expense, are not material.

The following table summarizes the unrecognized tax benefits under FIN 48:

2007

Balance, January 1	$—
Additions based on tax positions related to the current year	17,810

Balance, December 31	$17,810

The following table summarizes open taxation years, by jurisdiction:

Jurisdiction	Years

Federal	2004 – 2007
Alberta, British Columbia, Saskatchewan and Nova Scotia	2003 – 2007

The 2004 tax examination by federal authorities is currently in progress.

Under FIN 48, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.

(j)	New Accounting Pronouncements

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (SFAS 155). SFAS 155 simplifies the accounting for certain hybrid financial instruments under SFAS 133 by permitting fair value remeasurement for financial instruments containing an embedded derivative that otherwise would require separation of the derivative from the financial instrument. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Pengrowth does not expect that SFAS 155 will have a material impact on the financial position, results of operations or cash flows.

In September 2006, FASB issued SFAS No. 157, ”Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The statement is effective for fair value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The effective date for SFAS 157 as it relates to fair value measurement requirements for financial assets and liabilities that are not remeasured at fair value on a recurring basis has been deferred to fiscal years beginning on or after December 31, 2008. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
In February 2007, FASB issues SFAS No. 159, ”The Fair Value Option for Financial Assets and Liabilities” (SFAS 159). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value. The statement is effective for years beginning on or after November 15, 2007. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows from SFAS 157.
In December 2007, the FASB revised SFAS No. 141, ‘”Business Combinations” (SFAS 141R). SFAS 141R requires an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations – the acquisition method – to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. Pengrowth expects that SFAS 141R will have a material impact on the financial position, results of operations or cash flows.
Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian Dollars, except per trust unit amounts)

Years ended December 31,	2007	2006

Net income, as reported	$359,652	$262,303
Adjustments:
Depletion and depreciation (a)	35,761	23,997
Ceiling test write down under US GAAP (a)	—	(114,212)
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (c)	—	255
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (c)	—	13,631
Deferred foreign exchange loss (c)	(242)	(13,631)
Non-cash interest on convertible debentures (g)	69	(29)
Amortization of discontinued hedge (c)	272	—
Future tax adjustments (e)(i)	69,040	—

Net income – U.S. GAAP	$464,552	$172,314

Other comprehensive income (b):
Unrealized gain on foreign exchange swap (c)	—	16,077
Unrealized hedging gain (c)	—	18,153
Reclassification to net income (c)	—	(13,631)
Amortization of discontinued hedge (c)	(272)	—

Comprehensive income – U.S. GAAP	$464,280	$192,913

Net income – U.S. GAAP — Basic and diluted	$1.89	$0.98

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian Dollars)

	As	Increase
As at December 31, 2007	Reported	(Decrease)	U.S. GAAP

Assets:
Property, plant and equipment (a)	$4,306,682	$(246,673)	$4,060,009

		$(246,673)

Liabilities:
Convertible debentures (g)	$75,030	$120	$75,150
Future income taxes (e) (i)	387,100	(86,850)	300,250
Other long-term liabilities (i)	—	17,810	17,810

Unitholders’ equity (d):
Accumulated other comprehensive income (b)(c)	$—	$2,174	$2,174
Trust Unitholders’ Equity (a)	2,756,220	(179,927)	2,576,293

		$(246,673)

	As	Increase
As at December 31, 2006	Reported	(Decrease)	U.S. GAAP
| | |
Assets:
Current portion of unrealized foreign exchange gain (c)	$—	$1,559	$1,559
Other assets (c)	36,132	(1,317)	34,815
Property, plant and equipment (a)	3,741,602	(282,434)	3,459,168

		$(282,192)

Liabilities:
Convertible debentures (g)	$75,127	$189	$75,316

Unitholders’ equity (d):
Accumulated other comprehensive income (b)(c)	$—	$2,446	$2,446
Trust Unitholders’ Equity (a)	3,049,677	(284,827)	2,764,850

		$(282,192)

Additional disclosures required under U.S. GAAP
     The components of accounts receivable are as follows:

As at December 31	2007	2006

Trade	$179,253	$145,680
Prepaids	27,330	23,972
Other	—	2,224

	$206,583	$71,876

The components of accounts payable and accrued liabilities are as follows:

As at December 31	2007	2006

Accounts payable	$93,180	$93,788
Accrued liabilities	145,911	127,425

	$239,091	$221,213